Registration No. 333-53122

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-6
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                         Post-effective Amendment No. 2

                 REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 2

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                       AMERICAN NATIONAL INSURANCE COMPANY
                            (Exact Name of Depositor)
                                 One Moody Plaza
                             Galveston, Texas 77550
          (Complete Address of Depositor's Principal Executive Offices)
                                 (409) 763-4661
                         (Depositor's Telephone Number)

Rex D. Hemme                                         Copy to: Jerry L. Adams
                                                     --------
Vice President, Actuary                              Greer, Herz & Adams, L.L.P.
American National Insurance Company                  One Moody Plaza, 18th Floor
One Moody Plaza                                           Galveston, Texas 77550
Galveston, Texas  77550
(Name and Address of Agent for Service)

------------------------------------------------------------------------------

It is proposed that this filing will become effective (check appropriate box):

[ ]      immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]      on (date) pursuant to paragraph (b) of Rule 485

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485

[x]      on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                American National Variable Life Separate Account

                                 Prospectus for
                     WealthQuest III Variable Universal Life
             Individual Flexible Premium Variable Universal Life Contracts
                 Issued by American National Insurance Company.


                                   May 1, 2003



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is it federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The Contract involves investment risks, including possible loss of principal.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with this Contract.

The Contract is not available in some states. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different.

For a full description of the American National Fund, Fidelity Funds, T. Rowe Price Funds, MFS Fund, Federated Fund, Alger American Fund, and INVESCO VIF Funds referenced in this prospectus, or such funds' investment policies and restrictions, risks, charges and expenses and other aspects of their operation, see their prospectuses. You may obtain a copy of these prospectuses by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

Please read this prospectus and keep it for future reference.

The value of your Contract will vary with the investment performance of investment options you choose. You can choose to have your net premium payments (premium payments less applicable charges) allocated to subaccounts of the American National Variable Life Separate Account and to our general account. The portfolios currently available for purchase by the subaccounts are:

American National Fund o Money Market Portfolio o Growth Portfolio o Balanced Portfolio o Equity Income Portfolio o High Yield Bond Portfolio o International Stock Portfolio o Small-Cap/Mid-Cap Portfolio o Government Bond Portfolio Fidelity Investments Funds o VIP Contrafund(R) Portfolio o VIP Aggressive Growth Portfolio o VIP Mid Cap Portfolio o VIP Index 500 Portfolio o VIP Growth Opportunities Portfolio T. Rowe Price Funds o Equity Income Portfolio o Mid-Cap Growth Portfolio o International Stock Portfolio o Limited-Term Bond Portfolio MFS Variable Insurance Trust o Capital Opportunities Portfolio o Emerging Growth Portfolio o Research Portfolio o Investors Trust Portfolio

Federated Fund
o Utility Fund II Portfolio o Growth Strategies Fund II Portfolio o International Small Company Fund II Portfolio o High Income Bond Fund II Portfolio o Equity Income Fund II Portfolio Alger American Fund o Small Capitalization Portfolio o Growth Portfolio o MidCap Growth Portfolio o Leveraged AllCap Portfolio o Balanced Portfolio o Income & Growth Portfolio INVESCO VIF Funds o Dynamics Fund o Small Company Growth Fund o Health Sciences Fund o Telecommunications Fund o Utilities Fund o Real Estate Opportunity Fund o Financial Services Fund o Technology Fund

TABLE OF CONTENTS
                                                                            Page
Definitions.....................................................................
Risk/Benefit Summary............................................................
Contract Benefits...............................................................
Risks of The Contract...........................................................
Risk/Benefit Summary: Fee Table ................................................
Contract Benefits...............................................................
Purposes of the Contract........................................................
Death Benefit Proceeds..........................................................
Death Benefit Options...........................................................
Guaranteed Coverage Benefit.....................................................
Duration of the Contract........................................................
Accumulation Value..............................................................
Payment of Contract Benefits....................................................
Contract Rights.................................................................
Loan Benefits...................................................................
Surrenders......................................................................
Transfers.......................................................................
Refund Privilege................................................................
Dollar Cost Averaging...........................................................
Rebalancing.....................................................................
Payment and Allocation of Premiums..............................................
  Issuance of a Contract........................................................
  Premiums......................................................................
  Premium Flexibility...........................................................
  Allocation of Premiums and Accumulation Value.................................
  Grace Period and Reinstatement................................................
Charges and Deductions..........................................................
  Premium Charges...............................................................
  Charges from Accumulation Value...............................................
  Exceptions to Charges.........................................................
American National Insurance Company, the Separate
 Account, the Funds and the Fixed Account.......................................
  American National Insurance Company...........................................
  The Separate Account..........................................................
  The Funds.....................................................................
  Fixed Account.................................................................
Federal Income Tax Considerations...............................................
  Introduction..................................................................
  Tax Status of the Contract....................................................
  Tax Treatment of Contract Proceeds............................................
  American National's Income Taxes..............................................
                                                iii
Other Information...............................................................
Legal Proceedings...............................................................

                                   DEFINITIONS

Accumulation Value - the total amount that a Contract provides for investment at any time.

Age at Issue - the Insured's age last birthday before the Date of Issue.

Alger American Fund - the Alger American Fund.

American National Fund - American National Investment Accounts, Inc.

Attained Age - Age at Issue plus the number of complete Contract Years.

Beneficiary - the Beneficiary designated in the application or the latest change, if any, filed and recorded with us.

Company - ("we", "our", or "us"). American National Insurance Company.

Contract - the variable universal life insurance contract described in this prospectus.

Contract Debt - the sum of all unpaid loans and accrued interest thereon.

Contract Owner ("you") - the owner of the Contract, as designated in the application or as subsequently changed. If a Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not the Contract Owner.

Contract Year - the period from one Contract anniversary date until the next Contract anniversary date.

Daily Asset Charge - a charge equal to an annual rate of 0.70% of the average daily Accumulation Value of each subaccount.

Data Page - the pages of the Contract so titled.

Date of Issue - the Date of Issue of the Contract and any riders to the Contract.

Death Benefit - the amount of insurance coverage provided under the selected Death Benefit option.

Death Benefit Proceeds - the proceeds payable upon the Insured's death.

Declared Rate - the interest rate that is credited in the Fixed Account.

Effective Date - the later of the Date of Issue or the date on which:

o  the first premium, as shown on the Data Page, has been paid; and

o the Contract has been delivered during the Insured's lifetime and good health.

Any increase in Specified Amount, addition of a rider, or reinstatement of coverage will take effect on the Monthly Deduction Date which coincides with or next follows the date we approve an application for such change or for reinstatement of the Contract.

Eligible Portfolio - a portfolio that corresponds to a subaccount.

Federated Fund - Federated Insurance Series.

Fidelity Funds - Variable Insurance Products Fund. The Fidelity Fund's portfolios offered are Service Class II portfolios.

Fixed Account - a part of our General Account that accumulates interest at a fixed rate.

General Account - includes all of our assets except assets segregated into separate accounts.v

Guaranteed Coverage Benefit - our agreement to keep the Contract in force if the Guaranteed Coverage Premium is paid and other Contract provisions are met.

Guaranteed Coverage Premium - a required specified premium paid in advance that will keep the Contract in force so long as other Contract provisions are met.

Insured - the person upon whose life the Contract is issued.

INVESCO VIF Funds - INVESCO Variable Investment Funds.

MFS Fund - MFS Variable Insurance Trust.

Monthly Deduction - the sum of (1) cost of insurance charge, (2) charge for any riders, and (3) monthly expense fee and monthly fee as shown on the Data Page.

Monthly Deduction Date - the same date in each succeeding month as the Date of Issue, except that whenever the Monthly Deduction Date falls on a date other than a Valuation Date, the Monthly Deduction Date will be deemed to be the next Valuation Date. The Date of Issue is the first Monthly Deduction Date.

Net Amount at Risk - your Death Benefit minus your Accumulation Value.

Planned Periodic Premiums - scheduled premiums selected by you.

Satisfactory Proof of Death - submission of the following:

o  certified copy of the death certificate;
o  a claimant statement;
o  the Contract; and
o any other information that we may reasonably require to establish the validity of the claim.

Specified Amount - the minimum Death Benefit under the Contract. The Specified Amount is an amount you select in accordance with Contract requirements.

Surrender Value - the Accumulation Value less Contract Debt and surrender charges.

T. Rowe Price Funds - T. Rowe Price International Series, Inc. and T. Rowe Price Equity Series, Inc.

Valuation Date - each day the New York Stock Exchange ("NYSE") is open for regular trading. A redemption, transfer, or purchase can be made only on days that the Company is open. We will be open each day the NYSE is open except for the day after Christmas.

Valuation Period - the close of business on one Valuation Date to the close of business on another.

Risk/ Benefit Summary


Contract Benefits

The Contract

The Contract is a flexible premium variable universal life insurance contract. In certain states, the Contract may be offered as a group Contract with individual ownership represented by certificates. The discussion of Contracts in this prospectus applies equally to certificates under group Contracts.

You do not have a fixed schedule for premium payments. You can establish a schedule of Planned Periodic Premiums, but you are not required to follow such schedule. (See "Premium Flexibility,"
 page __.)

The Death Benefit under the Contract may, and the Accumulation Value will, reflect the investment performance of the investments you choose. (See "Death Benefit Proceeds," page __ and "Accumulation Value," page __.) You benefit from any increase in value and bear the risk that your chosen investment options may decrease in value. The amount and duration of the life insurance coverage provided by the Contract is not guaranteed, except under the Guaranteed Coverage Benefit provision. Further, the Accumulation Value is not guaranteed, except in the Fixed Account.

We intend the Contract to satisfy the definition of life insurance under the Internal Revenue Code. If it so qualifies, the Death Benefit Proceeds generally should be excludible from the gross income of the recipient. Similarly, you should not be taxed on increases in the Accumulation Value until there is a distribution from the Contract. In order for the Contract to satisfy the definition of life insurance, your Death Benefit must meet a death benefit qualification test provided by federal tax law. This Contract offers two options for the death benefit qualification test: the cash value accumulation test and the guideline premium test. You can choose the death benefit qualification test which best meets your objectives, but you cannot change that choice later. The test you choose will usually depend on the amount of premiums you want to pay. In general, you should choose the cash value accumulation test if you do not want to limit the amount of premiums you can pay into your contract.


Issuance of a Contract

In order to purchase a Contract, you must submit an application to us. We review the application to determine whether the Contract can be issued in accordance with our underwriting standards. Once the underwriting process is completed, the Date of Issue is designated. You, however, must submit your initial premium for the Contract to have an Effective Date. Accordingly, the Date of Issue may be before the Effective Date.

Allocation of Premiums

You can allocate premiums to one or more of the subaccounts and to the Fixed Account. (See "The Separate Account," page __ and "Fixed Account," page __.) The assets of the various subaccounts are invested in Eligible Portfolios. Premium payments received before the Date of Issue are held in our General Account without interest. On the Date of Issue, premiums received on or before that date are allocated to the subaccount for the American National Money Market Portfolio.

Premium payments received within 15 days after the Date of Issue are also allocated to the American National Money Market Portfolio. After the 15-day period, premium payments and Accumulation Value are allocated among the Eligible Portfolios in accordance with your instructions as contained in the application. The minimum percentage or premium that you may allocate to any one subaccount or to the Fixed Account is 10% of the premium or $20.


Contract Benefits and Rights

Death Benefit. The Death Benefit is available in two options.
(See "Death Benefit Options," page __.) The Death
Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan. (See "Payment of Contract Benefits," page __.)

Adjustments to Death Benefit. You can adjust the Death Benefit by changing the Death Benefit option and by increasing or decreasing the Specified Amount. Changes in the Specified Amount or the Death Benefit option are subject to certain limitations. (See "Death Benefit Options," page __ and "Change in Specified Amount," page __.)

Accumulation Value and Surrender Value. The Accumulation Value reflects the investment performance of the chosen subaccounts, the rate of interest paid on the Fixed Account, premium paid, partial surrenders, and charges deducted from the Contract. There is no guaranteed minimum Accumulation Value. You can withdraw the entire Surrender Value. Subject to certain limitations, you can also withdraw a portion of the Surrender Value. Partial surrenders reduce both the Accumulation Value and the Death Benefit payable under the Contract. A surrender charge will be deducted from the amount paid upon a partial surrender. (See "Partial Surrender Charge," page __ and "Surrenders," page __.) Surrenders may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Loans. You can borrow money from us using the Contract as security for the loan. (See "Loan Benefits," page __.) Loans may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Free Look Period. You have a free look period in which to examine a Contract and return it for a refund. The length of the free look period varies among different states, but generally runs for 10 days after you receive your Contract. The date you receive your Contract will not necessarily be the date you submit your premium. (See "Refund Privilege," page __.)

Policy Lapse and Guaranteed Coverage Benefit. We will provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Contract provisions are met. After the Guaranteed Coverage Benefit period, the Contract will lapse at any time the Surrender Value is insufficient to pay the Monthly Deductions and the grace period expires without sufficient additional premium payment. The grace period starts when written notice of lapse is mailed to your last known address and expires 61 days later. Unless the Guaranteed Coverage Benefit requirements have been met, lapse can occur even if the Planned Periodic Premiums are paid. (See "Payment and Allocation of Premiums," page __) ADDITIONAL BENEFITS There are a number of additional benefits you may add to your policy by way of riders.

Additional Insurance Benefits (Riders). Subject to certain requirements, certain additional optional benefits may be obtained. The cost of any such additional insurance benefits, which will be provided by "riders" to the Contract, will be deducted as part of the Monthly Deduction. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.

Level Term Rider - provides level term insurance on the person insured by the rider until that person is age 75.

Automatic Increase Rider - has prescheduled death benefit increases every second year for 10 years. It gives the right to buy additional insurance on the Insured on certain specified dates without proof of insurability.

Disability Waiver of Premium Rider - waives certain premium if the insured becomes totally disabled during the first 10 Contract Years. The amount of premium is selected on the application and the waiver will continue throughout disability through the first 10 policy years.


Risks of the Contract

                             INVESTMENT PERFORMANCE
The value of your Contract will fluctuate with the performance of the Eligible Portfolios and Fixed Account you select. Your choices may decline in value or they may not perform to your expectations. You bear the investment risk of any Accumulation Value invested in your choices.

SUITABILITY
Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. You should not purchase the Contract if you will need the funds in a short period of time.

TERMINATION
Your Contract could terminate if the value of the Contract becomes too low to support the Contract's monthly charges, it fails the guaranteed death benefit safety test, or it exceeds its debt limit. Before the Contract terminates, however, you will receive a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.

LIMITATIONS ON ACCESS TO CASH VALUE
 Withdrawals are not available in the 1st Contract Year or after the insured's attained age 99. (An Insured's "attained age" is equal to their Age at Issue plus the number of completed Contract Years.) o We may not allow a withdrawal if it would reduce the face amount to less than the Contract's minimum face amount.
o The minimum withdrawal is $100, including the $25 withdrawal fee. o The maximum withdrawal is 75% of the Surrender Value.

LIMITATIONS ON TRANSFERS
Transfers from the Fixed Account are generally limited to one per Contract Year and may not exceed 25% of its Accumulation Value less Contract Debt. We reserve the right to restrict transfers initiated by a market-timing organization, or individual, or other party authorized to give transfer instructions on behalf of the Contract Owner.

IMPACT OF LOANS
Taking a loan from your Contract may increase the risk that your Contract will terminate. It will have a permanent effect on the Contract's Surrender Value and will reduce the Death Benefit Proceeds. Also, Contract termination with an outstanding loan can result in adverse tax consequences.

ADVERSE TAX CONSEQUENCES
Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your Contract may become a "modified endowment contract" (MEC). Under federal tax law, loans, withdrawals, and other pre-death distributions received from a MEC Contract are taxed as income first and recovery of basis second. Also, distributions includible in income received before you attain age 59 1/2, may be subject to a 10% penalty tax. Existing tax laws that benefit this Contract may change at any time.

ADDITIONAL RISKS
The type of investments that an Eligible Portfolio makes will also create risk. A comprehensive discussion of the risks of each of the Eligible Portfolios may be found in that Eligible Portfolio's prospectus. You should read the Eligible Portfolio's prospectus carefully before investing.





         Risk/Benefit Summary: Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options.



------------------------------------ ---------------------------- ----------------------------------
                                     Transaction Fees

------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Charge                               When Charge is Deducted      Amount Deducted
------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Maximum Sales Charge Imposed on      As each payment is made      6% of each payment
Premiums (Load)
------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Premium Taxes                        Not applicable               None currently, but unlimited
                                                                         maximum
------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Maximum Deferred Sales Charge        Upon Surrender               $57.85 per $1000
(Load)
------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Other Surrender Fees                 Upon partial surrender       $25 per partial surrender
------------------------------------ ---------------------------- ----------------------------------
------------------------------------ ---------------------------- ----------------------------------
Transfer Fees                        Upon transfer                $10 per transfer1
------------------------------------ ---------------------------- ----------------------------------

-------------------------------------------------------------------------------------------------------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Eligible Portfolio fees and expenses.


------------------------------------------------------------------------------------------------------
Periodic Charges Other Than Eligible Portfolio Operating Expenses
------------------------------------------------------------------------------------------------------
------------------------------------ --------------------------- -------------------------------------
Charge                               When Charge is Deducted     Amount Deducted
----------------------------------- --------------------------- -------------------------------------
------------------------------------ --------------------------- -------------------------------------
Cost of Insurance2                   Monthly                     See below
------------------------------------ --------------------------- -------------------------------------
    ------------------------------- --------------------------- ------------------------------------
    Minimum                         Monthly                     $0.5669 per $10003
    ------------------------------- --------------------------- ------------------------------------
    ------------------------------- --------------------------- ------------------------------------
    Maximum                         Monthly                     $83.3333 per $1000
    ------------------------------- --------------------------- ------------------------------------
------------------------------------ --------------------------- -------------------------------------
Charge for a Standard Male Non       Monthly                      $.28804 per $1000
Smoker, Issue Age 45
------------------------------------ --------------------------- -------------------------------------
------------------------------------ --------------------------- -------------------------------------
Annual Maintenance Fee               Monthly                     $7.50 per month
------------------------------------ --------------------------- -------------------------------------
------------------------------------ --------------------------- -------------------------------------
Mortality and Expense Risk Fees      Daily                       .00191781% of separate account
------------------------------------ --------------------------- -------------------------------------
------------------------------------ --------------------------- -------------------------------------
Administrative Fees                  Not applicable              None
------------------------------------ --------------------------- -------------------------------------
------------------------------------ --------------------------- -------------------------------------
Loan Interest                        Policy Anniversary          3% for Preferred Loans
                                                                 4% for all others
------------------------------------ --------------------------- -------------------------------------








-------------------------------------------------------------------------------------------------------------
RIDERS COST OF INSURANCE RATES

-------------------------------------------------------------------------------------------------------------
---------------------------- -------------------------- -----------------------------------------------------
RIDER                        WHEN CHARGE IS DEDUCTED    MAXIMUM GUARANTEED

---------------------------- -------------------------- -----------------------------------------------------
---------------------------- -------------------------- -----------------------------------------------------
Automatic Increase Rider     Monthly                    Min COI $.000333
                                                        Max COI $0.05833
---------------------------- -------------------------- -----------------------------------------------------
---------------------------- -------------------------- -----------------------------------------------------
Waiver of Stipulated         Monthly                    Min COI .087% of premium
Premium                                                 Max COI 5% of premium
---------------------------- -------------------------- -----------------------------------------------------
---------------------------- -------------------------- -----------------------------------------------------
Term Rider                   Monthly                    Min COI $0.0125 per $1000
                                                        Max COI $0.41667 per $1000
---------------------------- -------------------------- -----------------------------------------------------

1The first 12 transfers of Accumulation Value in a Contract Year are free. Thereafter, a transfer charge of $10 will be deducted from the amount transferred. (See "Transfer Charge," page __.)

2The cost of insurance varies based on individual characteristics. The cost of insurance charges shown in the table may not be representative of the charge that a particular Contract Owner will pay. You can obtain information about your particular cost of insurance and any other charges that may apply to you by asking your sales representative or contact us at 1-800-308-2959

3Minimum monthly Cost of Insurance $0.0125 per $1000
Maximum monthly Cost of Insurance $0.41667 per $1000


The next table describes the Eligible Portfolio's fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Eligible Portfolios. More detail concerning each Eligible Portfolio's fees and expenses is contained in the prospectus for each Eligible Portfolio.

Annual Eligible Portfolio Company Operating Expenses(expenses that are deducted from Eligible Portfolio assets)

                                                  Minimum1                    Maximum2

             Total Expenses                        0.61%                       5.54%




1 Fidelity Index 500

2 Federated International Small Company Fund II

3 Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including this reimbursement, the annual class operating expenses for the Fidelity funds were as follows: Index 500 0.53%; Mid Cap 0.88%; Contrafund 0.94%; Aggressive Growth 1.75%; and Growth Opportunities 0.93%. See the accompanying fund prospectus for details.


CONTRACT BENEFITS


Purposes of the Contract

The Contract is designed to provide you:

o  life insurance protection,

o Death Benefits which may and Accumulation Value that will vary with performance of your chosen investment options,

o  flexibility in the amount and frequency of premium payments,

o flexibility in the level of life insurance protection, subject to certain limitations, and

o a Guaranteed Coverage Benefit, if you pay the Guaranteed Coverage Premium and meet the other Contract requirements.


Death Benefit Proceeds

Death Benefits begin on the Effective Date of the Contract. We will, upon Satisfactory Proof of Death, pay the Death Benefit Proceeds in accordance with the Death Benefit option in effect when the Insured dies. The amount of the Death Benefit will be determined at the end of the Valuation Period in which the Insured dies. Death Benefit Proceeds equal:

o  the Death Benefit; plus

o  additional life insurance proceeds provided by riders; minus

o  Contract Debt; minus

o  unpaid Monthly Deductions.

Subject to the rights of any assignee, we will pay the Death Benefit Proceeds to:

o  the Beneficiary or Beneficiaries, or

o if no Beneficiary survives the Insured, the Insured's estate will receive the proceeds.

The Death Benefit Proceeds may be paid to the Beneficiary in a lump sum or under one or more of the payment options in the Contract. (See "Payment of Contract Benefits," page __.)


Death Benefit Options

We intend the Contract to satisfy the definition of life insurance under the Internal Revenue Code. If it so qualifies, the Death Benefit Proceeds generally should be excludible from the gross income of the recipient. Similarly, you should not be taxed on increases in the Accumulation Value until there is a distribution from the Contract. In order for the Contract to satisfy the definition of life insurance, your Death Benefit must meet a death benefit qualification test provided by federal tax law. This Contract offers two options for the death benefit qualification test: the cash value accumulation test and the guideline premium test. You can choose the death benefit qualification test which best meets your objectives, but you cannot change that choice later. The test you choose will usually depend on the amount of premiums you want to pay. In general, you should choose the cash value accumulation test if you do not want to limit the amount of premiums you can pay into your Contract.

You choose one of two Death Benefit options in the application. If the Death Benefit option is not elected at time of application, we will deliver the Contract as option A. Until Attained Age 100, the Death Benefit under either option will equal or exceed the current Specified Amount of the Contract. After Attained Age 100, the Death Benefit will be 110% of the Accumulation Value, unless the lifetime Guaranteed Coverage Benefit is in effect. (See Guaranteed Coverage Benefit, page __.)

Until Attained Age 100, the Death Benefit under either death benefit qualification test is calculated with reference to a corridor percentage table. The corridor percentage table applied will depend upon the death benefit qualification test elected. The corridor percentage table for the guideline premium qualification test is as follows:


                                  CORRIDOR PERCENTAGE TABLE
                      For the guideline premium death benefit qualification test
  Attained    Corridor     Attained       Corridor        Attained     Corridor
    Age      Percentage       Age        Percentage          Age      Percentage

------------------------------------------------------------------------------

 40 or younger  250            54             157             68         117
       41       243            55             150             6          116
       42       236            56             146             70         115
       43       229            57             142             71         113
       44       222            58             138             72         111
       45       215            59             134             73         109
       46       209            60             130             74         107
       47       203            61             128          75 to 90      105
       48       197            62             126             91         104
       49       191            63             124             92         103
       50       185            64             122             93         102
       51       178            65             120             94         101
       52       171            66             119      95 and thereafter 101
       53       164            67             118

The corridor percentages for the cash value accumulation qualification test are based upon sex, risk classification, and Specified Amount. Since these percentages are much more complicated, they cannot be expressed in a single table.

Option A. Under Option A with either qualification test, the Death Benefit is the Specified Amount or, if greater, the corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of death. The lifetime Guaranteed Coverage Benefit is available on Option A only.

OPTION A EXAMPLE. USING GUIDELINE PREMIUM QUALIFICATION TEST Assume that the Insured's Attained Age is between 0 and 40. A Contract with a $100,000 Specified Amount will generally pay $100,000 in Death Benefits. However, the Death Benefit will be the greater of $100,000 or 250% of Accumulation Value. Anytime the Accumulation Value exceeds $40,000 the Death Benefit will exceed the $100,000 Specified Amount. Each additional dollar added to Accumulation Value above $40,000 will increase the Death Benefit by $2.50. If the Accumulation Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Contract with an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%); an Accumulation Value of $60,000 will provide a Death Benefit of $150,000 ($60,000 x 250%); and, an Accumulation Value of $70,000 will provide a Death Benefit of $175,000 ($70,000 x 250%).

Similarly, so long as Accumulation Value exceeds $40,000, each dollar decrease in Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $45,000 to $40,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $112,500 to $100,000.

OPTION A EXAMPLE. USING THE CASH VALUE ACCUMULATION QUALIFICATION TEST. Assume that the Insured is a male non-smoker, age 35, and the Contract does not include any riders. The applicable corridor percentage is 494%. A Contract with a $100,000 Specified Amount will generally pay $100,000 in Death Benefits. However, the Death Benefit will be the greater of $100,000 or 494% of Accumulation Value. Anytime the Accumulation Value exceeds $20,243 the Death Benefit will exceed the $100,000 Specified Amount. Each additional dollar added to Accumulation Value above $20,243 will increase the Death Benefit by $4.94. If the Accumulation Value exceeds $20,243 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $494. A Contract with an Accumulation Value of $50,000 will provide a Death Benefit of $247,000 ($50,000 x 494%); an Accumulation Value of $60,000 will provide a Death Benefit of $296,400 ($60,000 x 494%); and, an Accumulation Value of $70,000 will provide a Death Benefit of $345,000 ($70,000 x 494%).

Similarly, so long as Accumulation Value exceeds $20,243, each dollar decrease in Accumulation Value will reduce the Death Benefit by $4.94. If, for example, the Accumulation Value is reduced from $25,000 to $20,243 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $123,500 to $100,000.

Option B. Under Option B the Death Benefit with the guideline premium test is the Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the Insured's date of death.

OPTION B EXAMPLE. USING GUIDELINE PREMIUM QUALIFICATION TEST. Assume that the Insured is age 40 or younger. A Contract with a Specified Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Accumulation Value. For example, a Contract with Accumulation Value of $5,000, the Death Benefit will be $105,000 ($100,000 + $5,000); for an Accumulation Value of $10,000, the Death
Benefit will be $110,000 ($100,000 + $10,000). The Death Benefit, however, must be at least 250% of Accumulation Value. Consequently, if the Accumulation Value exceeds approximately $66,668, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $66,668 will increase the Death Benefit by $2.50. If the Accumulation Value exceeds $66,668 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. For a Contract with Accumulation Value of $40,000, the Death Benefit will be $140,000 (Specified Amount $100,000 plus $40,000 Accumulation Value); for an Accumulation Value of $50,000, the Death Benefit will be $150,000 ($100,000 plus $50,000);
and for an Accumulation Value of $70,000, the Death Benefit will be $175,000 ($70,000 x 250% is greater than $100,000 plus $70,000).

Similarly, any time Accumulation Value exceeds $66,668, each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $80,000 to $70,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, the Death Benefit will be the Specified Amount plus the Accumulation Value.

OPTION B EXAMPLE. USING THE CASH VALUE ACCUMULATION QUALIFICATION TEST Assume that the Insured is a male, non-smoker and is age 35. A Contract with a Specified Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Accumulation Value. For example, a Contract with Accumulation Value of $5,000, the Death Benefit will be $105,000 ($100,000 + $5,000); for an
Accumulation Value of $10,000, the Death Benefit will be $110,000 ($100,000 + $10,000). The Death Benefit, however, must be at least 494% of Accumulation Value. Consequently, if the Accumulation Value exceeds approximately $25,381, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $25,381 will increase the Death Benefit by $4.94. If the Accumulation Value exceeds $25,381 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $494. For a Contract with Accumulation Value of $10,000, the Death Benefit will be $110,000 (Specified Amount $100,000 plus $10,000 Accumulation Value); for an Accumulation Value of $20,000, the Death Benefit will be $120,000 ($100,000 plus $20,000); and for an Accumulation Value of $50,000, the Death Benefit will be $247,000 ($50,000 x 494% is greater than $100,000 plus $50,000).

Similarly, any time Accumulation Value exceeds $25,381, each dollar taken out of Accumulation Value will reduce the Death Benefit by $4.94. If, for example, the Accumulation Value is reduced from $80,000 to $70,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $395,200 to $345,800. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, the Death Benefit will be the Specified Amount plus the Accumulation Value.

If you want favorable investment performance to:

?  increase your Death Benefit, you should:

   o choose Option A if your Accumulation Value times corridor percentage is greater than your Specified Amount, or

   o  choose Option B if:

      - your Accumulation Value times corridor percentage is less than your Specified Amount, or

      - your Accumulation Value times corridor percentage is greater than your Specified Amount plus Accumulation Value

?  keep your cost of insurance charges to a minimum, you should:

   o choose Option A if your Accumulation Value times corridor percentage is less than your Specified Amount, or

   o choose Option B if your Accumulation Value times corridor percentage is greater than your Specified Amount.

The guideline premium test restricts the amount and timing of premium payments. The cash value accumulation test does not restrict the amount and timing of premium payments. However, regardless of the test you elect, any premium payment that increases the Net Amount of Risk can require additional underwriting at our discretion.

The corridor for the cash value accumulation test generates a higher Death Benefit than the guideline premium test. The cash value accumulation test can maximize the Death Benefit. The guideline premium test will produce higher Accumulation Values for the same premium as the cash value accumulation test while the Death Benefit is in the corridor.

Change in Death Benefit Option. You may change the Death Benefit option at any time by sending us a written request. The effective date of a change will be the Monthly Deduction Date on or following the date, we receive the written request. A change may have Federal Tax consequences. (See "Federal Income Tax Considerations," page __.)

If you change from Option A to Option B, the Specified Amount will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. If you change from Option B to Option A, the Specified Amount after the change will equal the Death Benefit under Option B on the effective date of change. You cannot change your Death Benefit option if the Specified Amount remaining in force after the change would be less than the minimum Specified Amount of $100,000.

An increase in Specified Amount due to a Death Benefit option change will increase the Monthly Deduction and the Guaranteed Coverage Premium. A surrender charge may apply to a change in Death Benefit option. (See "Surrender Charge," page __.)

A change in the Death Benefit option may affect subsequent cost of insurance charges, which vary with our Net Amount at Risk. In addition, a change may affect subsequent monthly fees. Changing the Death Benefit option will cause the lifetime Guaranteed Coverage Benefit to terminate. (See "Charges and Deductions," page __, and "Guaranteed Coverage Benefit", page __.)

Change in Specified Amount. Subject to certain limitations, you may increase or decrease the Specified Amount at any time. A change in Specified Amount may affect the cost of insurance rate and our Net Amount at Risk, both of which may affect your cost of insurance charge and have Federal Tax consequences. (See "Cost of Insurance," page __ and "Federal Income Tax Considerations," page __.)

The Specified Amount after a decrease may not be less than the minimum Specified Amount of $100,000 (see "Change in Death Benefit Option," on this page).

If following the decrease in Specified Amount, the Contract would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or a portion of Accumulation Value may be returned to you at your election, to the extent necessary to meet these requirements. If you have elected the cash value accumulation qualification test, the premium limitations do not apply. A decrease in the Specified Amount will be applied first against increases in Specified Amount in order of the more recent increase first and finally against the initial Specified Amount.

If your Specified Amount decreases, we will deduct a surrender charge from the Accumulation Value. Such deduction will equal the sum of surrender charges computed separately for each portion of Specified Amount reduced in the above order. The surrender charge, for each reduction is a pro rata portion of any surrender charge applicable to a full surrender of the related increase or initial Specified Amount. You cannot decrease the Specified Amount after Insured's Attained Age 100. A decrease in Specified Amount will take effect on the Monthly Deduction Date, which coincides with or next follows the date we receive, your written request.

If you want to increase the Specified Amount, you must submit a written supplemental application and provide evidence of insurability. You may have a different underwriting risk classification for the initial Specified Amount and each increase in Specified Amount. (See "Charges from Accumulation Value", page __.) An additional premium may be required. (See "Premiums Upon Increase in Specified Amount," page __.) The minimum amount of any increase is $5,000. You cannot increase the Specified Amount if the Insured's Attained Age is over 85. An increase in the Specified Amount will increase certain charges. Those charges will be deducted from the Accumulation Value on each Monthly Deduction Date. An increase in the Specified Amount may also increase surrender charges. An increase in the Specified Amount during the time the Guaranteed Coverage Benefit provision is in effect will increase the Guaranteed Coverage Premium requirement. (See "Charges and Deductions," page __.)

You have a "free look period" for each increase in Specified Amount. The free look period will apply only to the increase in Specified Amount. (See "Refund Privilege," page __.)

Methods of Affecting Insurance Protection. Your "pure insurance protection" will be the difference between your Death Benefit and your Accumulation Value. You may increase or decrease the pure insurance protection provided by the Contract, as your insurance needs change. You can change the pure insurance protection by increasing or decreasing the Specified Amount, changing the level of premium payments, or making a partial surrender of the Contract. Some of these changes may have federal tax consequences. Although the consequences of each change will depend upon individual circumstances, they can be summarized as follows:

o A decrease in Specified Amount will, subject to the applicable corridor percentage limitations, decrease insurance protection, and cost of insurance charges.

o An increase in Specified Amount may increase pure insurance protection, depending on the amount of Accumulation Value and the corridor percentage limitation. If insurance protection is increased, the Contract charges generally increase as well.

o If Option A is in effect, increased premium payments may reduce pure insurance protection, until the corridor percentage of Accumulation Value exceeds the Specified Amount. Increased premiums should also increase the Accumulation Value available to keep the Contract in force.

o If Option A is in effect, reduced premium payments generally will increase the amount of pure insurance protection, depending on the corridor percentage limitations. Reducing premium payments may also result in a reduced amount of Accumulation Value and increase the possibility that the Contract will lapse.

o A partial surrender will reduce the Death Benefit. However, a partial surrender only affects the amount of pure insurance protection if the percentage from the Corridor Percentage Table is applicable in determining the Death Benefit. Otherwise, the decrease in Death Benefit is offset by the amount of Accumulation Value withdrawn. The primary use of a partial surrender is to withdraw Accumulation Value.


Guaranteed Coverage Benefit

We will keep the Contract in effect under the Guaranteed Coverage Benefit so long as the premiums paid in advance during such period are at least:

o the sum of Guaranteed Coverage Premium for each month from the start of the period, including the current month, plus

o  partial surrenders and Contract Debt.

Generally the Guaranteed Coverage Benefit is ten Contract Years. However, for an additional monthly fee, the Guaranteed Coverage Benefit can be extended to twenty-five Contract Years or to Attained Age 100. An increase in Specified Amount does not start a new Guaranteed Coverage Benefit period, but does increase Guaranteed Coverage Premium.

When a Guaranteed Coverage Premium is not paid when due the Guaranteed Coverage Benefit provision is terminated.


Duration of the Contract

The Contract will remain in force so long as the Surrender Value is sufficient to pay the Monthly Deduction. The tax consequences associated with continuing the Contract beyond age 100 are unclear and a tax advisor should be consulted. Where, however, the Surrender Value is insufficient to pay the Monthly Deduction and the grace period expires without an adequate payment, the Contract will lapse and terminate without value. (See "Grace Period and Reinstatement," page __.)


Accumulation Value

Determination of Accumulation Value. On each Valuation Date, Accumulation Value is determined as follows:

o the aggregate of the value in each subaccount, determined by multiplying a subaccount's unit value by the number of units in the subaccount; plus

o  the value in the Fixed Account; plus

o  premiums (less premium taxes), plus

o  Accumulation Value securing Contract Debt; less

o  partial surrenders, and related charges, processed on that Valuation Date;
less

o  any Monthly Deduction processed on that Valuation Date; less

o  any federal or state income taxes.

The number of subaccount units allocated to the Contract is determined after any transfers among subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other transactions on the Valuation Date.

Determination of Unit Value. The unit value of each subaccount is equal to:

o the per share net asset value of the corresponding Eligible Portfolio on the Valuation Date, multiplied by

o the number of shares held by the subaccount, after the purchase or redemption of any shares on that date, minus

o  the Daily Asset Charge, and divided by

o the total number of units held in the subaccount on the Valuation Date, after any transfers among subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other transactions.


Payment of Contract Benefits

Death Benefit Proceeds will usually be paid within seven days after we receive Satisfactory Proof of Death. Loans and surrenders will ordinarily be paid within seven days after receipt of your written request. We may defer payment of any surrender, refund or loan until a premium payment made by check clears the banking system. Payments may also be postponed in certain other circumstances. (See "Postponement of Payments," page __.) You can decide how benefits will be paid. During the Insured's lifetime, you may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. These choices are also available if the Contract is surrendered. When Death Benefit Proceeds are payable in a lump sum and no election of an optional payment method is in force at the death of the Insured, the Beneficiary may select one or more of the optional payment methods. If you or the Beneficiary do not elect one of these options, we will pay the benefits in a lump sum.

An election or change of method of payment must be in writing. A change in Beneficiary revokes any previous election. Further, if the Contract is assigned, any amount due to the assignee will be paid first in a lump sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

Optional Methods of Payment. In addition to a lump sum payment of benefits under the Contract, any proceeds to be paid under the Contract may be paid in any of the following four methods:

o Option 1. Equal Installments for a Fixed Number of Years. Installments will include interest at the effective rate of 2.5% per year or at a higher rate, at our option.

o Option 2. Installments for Life with the Option to Choose a Period Certain. The fixed period may be 10 or 20 years.

o Option 3. Equal Installments of a Fixed Amount Payable Annually, Semi-annually, Quarterly, or Monthly. The sum of the installments paid in one year must be at least $40 for each $1,000 of proceeds. Installments will be paid until the total of the following amount is exhausted: (1) the net sum payable; plus (2) interest at the effective rate of 2.5% per year; plus (3) any additional interest that we may elect to pay. The final installment will be the balance of the proceeds payable plus interest.

o Option 4. Interest Only. We will hold the proceeds and pay interest at the effective rate of 2.5% per year or at a higher rate, at our option. On interest due dates, the payee may withdraw an amount of at least $100 from the amount held.

Any amount left with us for payment under a settlement option will be transferred to our General Account and will not be affected by the investment performance associated with the separate account. We may make other options available in the future.

When proceeds become payable in accordance with a settlement option, the Contract will be exchanged for a supplementary Contract specifying all rights and benefits. The effective date will be the date of the Insured's death or other termination of the Contract.

Amounts under the supplemental contact remaining payable after the Beneficiary's death will be paid to the estate of the Beneficiary or in any other manner provided for in the supplementary Contract or as otherwise provided under applicable law.

General Provisions for Settlement Options. If the amount held falls below $2,000, we will pay the entire amount held to the payee. The first installment under Option 1, 2 or 3 will be paid the date the proceeds are available. With our consent, the first installment may be postponed for up to ten years. If payment is postponed, the proceeds will accumulate with compound interest at the effective rate of 2.5% per year.

To avoid paying installments of less than $20 each, we will:

o  change the installments to a quarterly, semi-annual or annual basis; and/or

o  reduce the number of installments.

If you elect an option, you may restrict the Beneficiary's right to assign, encumber, or obtain the discounted present value of any unpaid amount.

Except as permitted by law, unpaid amounts are not subject to claims of a Beneficiary's creditors.

At our option, a Beneficiary may be permitted to receive the discounted present value of installments, except under option 2. If the payee dies, under Option 1 or 2 we will pay the discounted present value of any unpaid fixed-period installments to the payee's estate except Option 2 lifetime. Under Option 3 or 4, we will pay any balance to the payee's estate. The discounted present value of any remaining payments is calculated using a discount rate equal to the effective interest rate used to compute the benefit plus 1%. With our consent, the option elected may provide for payment in another manner.

Limitations. You must obtain our consent to have an option under which proceeds are payable to:

o  joint or successive payees, or

o  other than a natural person.

CONTRACT RIGHTS


Loan Benefits

Loan Privileges. You can borrow money from us using your Contract as security for the loan. The minimum loan amount is $100. Except as otherwise required by applicable state law or regulation:

o during the first three Contract Years, you cannot borrow more than 75% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

o after the first three Contract Years, you can borrow up to 90% of the Surrender Value, as calculated at the end of the Valuation Period during which your loan request is received

Preferred loans accrue interest at a lower rate. We determine whether a loan is preferred at the time the loan is made.

The amount available for a preferred loan is equal to the lesser of:

o  the above-mentioned loan limits, or

o the Accumulation Value less Contract Debt and less premiums paid (adjusted by partial surrenders).

The loan may be repaid in whole or in part during the Insured's lifetime. Each loan repayment must be at least $10 or the full amount of Contract Debt, if less. Loans generally are funded within seven days after receipt of a written request. (See "Postponement of Payments," page __.) Loans may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Interest. Loans will accrue interest on a daily basis at a rate of 4.0% per year, 3.0% on preferred loans. Interest is due and payable on each Contract anniversary date or when a loan payment is made if earlier. If unpaid, interest will be added to the amount of the loan and bear interest at the same rate.

Amounts held to secure loans earn interest at the annual rate of 3.0% credited on the Contract anniversary. We will allocate interest to the subaccounts and the Fixed Account on each Contract anniversary in the same proportion that premiums are being allocated to those subaccounts and the Fixed Account at that time.

Effect of Loans. When a loan is made, we transfer Accumulation Value equal to the loan amount from the separate account and the Fixed Account to our General Account as security for the Contract Debt. The Accumulation Value transferred will be deducted from the subaccounts and the Fixed Account in accordance with your instructions. The minimum amount that can remain in a subaccount or the Fixed Account because of a loan is $100. If you do not provide allocation instructions, the Accumulation Value transferred will be allocated among the subaccounts and the Fixed Account pro-rata. If allocation instructions conflict with the $100 minimum described above, we may allocate the Accumulation Value transferred among the subaccounts, and the Fixed Account pro-rata. We will also transfer Accumulation Value from the subaccounts and the Fixed Account to the General Account to secure unpaid loan interest. We will allocate this transfer among the subaccounts and the Fixed Account as described above. We will not impose a charge for these transfers. A loan may have tax consequences. (See "Federal Income Tax Considerations," page __.)

A loan may permanently affect the Accumulation Value, even if repaid. The effect could be favorable or unfavorable depending on whether the investment performance of the subacccount(s)/Fixed Account chosen by you is greater or less than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. In comparison to a Contract under which no loan was made, the Accumulation Value will be lower if the General Account interest rate is less than the investment performance of the subaccount(s)/Fixed Account, and greater if the General Account interest rate is higher than the investment performance of the subaccount(s)/Fixed Account. Since your Death Benefit may be affected by Accumulation Value, a loan may also affect the amount of the Death Benefit, even if repaid.

Contract Debt. Contract Debt reduces Death Benefit Proceeds and Surrender Value.
 If the Contract Debt exceeds the
Accumulation Value less any surrender charge, you must pay the excess or your Contract will lapse. We will notify you of the amount that must be paid. (See "Grace Period and Reinstatement,"
 page __.)

Repayment of Contract Debt. If we receive payments while a loan is outstanding, those payments are treated as additional premiums, unless you request otherwise. As Contract Debt is repaid, we will transfer Accumulation Value equal to the loan amount repaid from the General Account to the subaccounts and the Fixed Account. We will allocate the transfers among the subaccounts and the Fixed Account in the same proportion that premiums are being allocated at the time of repayment. We will make the allocation at the end of the Valuation Period during which the repayment is received. If you do not repay the Contract Debt, we will deduct the amount of the Contract Debt from any amount payable under the Contract.


Surrenders

During the life of the Insured, you can surrender the Contract in whole or in part by sending us a written request. The maximum amount available for surrender is the Surrender Value at the end of the Valuation Period during which the surrender request is received at our Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See "Postponement of Payments," page __.) Any proceeds payable upon full surrender shall be paid in one sum unless an optional method of payment is elected. (See "Payment of Contracts Benefits," page __.) Surrenders may have tax consequences. (See "Federal Income Tax Considerations," page __.)

Full Surrenders. If the Contract is being fully surrendered, you must return the Contract to us with your request. Coverage under the Contract will terminate as of the date of a full surrender.

Partial Surrenders. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for three months. The minimum partial surrender is $100.

The Accumulation Value will be reduced by the amount of partial surrender and any applicable partial surrender charge. (See "Partial Surrender Charge," page __.) This amount will be deducted from the Accumulation Value at the end of the Valuation Period during which the request is received. The deduction will be allocated to the subaccounts and the Fixed Account according to your instructions, if the minimum amount remaining in a subaccount as a result of the allocation is $100. If you do not provide allocation instructions or if your allocation instructions conflict with the $100 minimum described above, we will allocate the partial surrender among the subaccounts and the Fixed Account pro-rata.

Partial surrenders reduce the Death Benefit by the amount the Accumulation Value is reduced. If Option A is in effect, the Specified Amount will be reduced by the amount of the partial surrender. Where increases in Specified Amount occurred, a partial surrender will reduce the increases in order of the more recent increase first and finally the initial Specified Amount. Thus, partial surrenders may affect the cost of insurance charge and the Net Amount at Risk. (See "Cost of Insurance," page __; "Methods of Affecting Insurance Protection," page __.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

The Specified Amount remaining in force after a partial surrender may not be less than the minimum Specified
Amount of $100,000. (See "Change in Death Benefit Option," page __.)

The amount of any partial surrender will generally be paid within seven (7) days after receipt of your written request. (See "Postponement of Payments," page __.)


Transfers

You can transfer Accumulation Value among the subaccounts or from the subaccounts to the Fixed Account as often as you like. You can make transfers in person, by mail, or, if a telephone transfer authorization form is on file, by telephone. The minimum transfer from a subaccount is $250, or the balance of the subaccount, if less. The minimum that may remain in a subaccount after a transfer is $100. We will make transfers and determine all values concerning transfers on the later of the end of the Valuation Period which includes the requested transfer date or during which the transfer request is received. Accumulation Value on the date of a transfer will not be affected except to the extent of the transfer charge, if applicable. The first twelve transfers in a Contract Year will be free. We will charge $10 for each additional transfer. Such charge will be deducted from the amount transferred. (See "Transfer Charge," page __.) Transfers resulting from loans, the dollar cost averaging program or the rebalancing program will not be subject to a transfer charge or be counted for purposes of determining the number of free transfers.

During the thirty-day period beginning on the Contract anniversary, you may make one transfer from the Fixed Account to the subaccounts. This transfer is free. The amount you can transfer from the Fixed Account to the subaccounts is the greater of:

o  twenty-five percent of the amount in the Fixed Account, or

o  $1,000.

If we receive a request to transfer funds out of the Fixed Account before the Contract anniversary, the transfer will be made at the end of the Valuation Period during which the Contract anniversary occurs. If we receive a proper transfer request within 30 days after the Contract anniversary, the transfer will be made as of the end of the Valuation Period in which we received the transfer request.

The Contracts are first and foremost life insurance policies, designed for retirement or other long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to an underlying portfolio and harmful to other policy owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in our judgment, an underlying portfolio or other policy owners would potentially be adversely affected or if an underlying portfolio objects to or would reject our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular policy owners who, in our view, have abused or appear likely to abuse the transfer privilege.

We will employ reasonable procedures to confirm that the transfer instructions communicated by telephone are genuine. These procedures may require some form of personal identification before acting, providing you written confirmation of the transaction, or making a tape recording of the telephoned instructions.


Refund Privilege

Under state law, you have a free look period in which to examine a Contract and return it for a refund. The length of the free look period varies among different states, but generally runs for 10 days after your receipt of the Contract. If the Contract is canceled during the free look period, you will receive a refund equal to premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the American National Money Market Portfolio. (See "Allocation of Premiums," page __.) A free look period also applies to any increase in Specified Amount. If you cancel the increase, you will receive the amount of premiums paid attributable to such increase in Specified Amount adjusted by investment gains or losses.

To cancel the Contract, you should mail or deliver the Contract to our Home Office or to the office of one of our agents. We may delay paying a refund of premiums paid by check until the check has cleared your bank. (See "Postponement of Payments," page __.)


Dollar Cost Averaging

Under the dollar cost averaging program, you can instruct us to automatically transfer, on a periodic basis, a predetermined amount or percentage from any one subaccount or Fixed Account, to any subaccount(s) or Fixed Account. The automatic transfers from the subaccounts can occur monthly, quarterly, semi-annually, or annually. Transfers from the Fixed Account can only occur semi-annually or annually. The amount transferred each time must be at least $1,000. The minimum transfer to each subaccount must be at least $100. At the time the program begins, you must have at least $10,000 Accumulation Value. Transfers under dollar cost averaging will be made, and values resulting from the transfers determined, at the end of the Valuation Period that includes the transfer date designated in your instructions.

Using dollar cost averaging, you purchase more units when the unit value is low, and fewer units when the unit value is high. There is no guarantee that the dollar cost averaging program will result in higher Accumulation Value or otherwise be successful.

You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. In addition, the program will terminate if Accumulation Value is less than $5,000 on a transfer date.

If you participate in the fixed account dollar cost averaging program, you may designate an amount to be held in one of the dollar cost averaging fixed account options until it is transferred to the subaccounts or the Fixed Account as selected by you. The two options you must select from are a six-month or a twelve-month dollar cost averaging period. When you make an allocation to one of the dollar cost averaging fixed accounts for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Fixed Account. Consistent with the option selected by you, we will complete the transfers within either six or twelve months of the allocation date, which will be the Date of Issue. In our discretion, we may change the rate that we set for new allocations to the dollar cost averaging fixed accounts. We will never, however, set a rate less than an effective annual rate of 3%. The program is available only for initial premium payment received on or after the Date of Issue. The minimum premium payment to participate in the program is $10,000.

You can increase or decrease the amount of transfers or discontinue the program by sending us written notice or, if a telephone transfer authorization form is on file, notifying us by phone. There is no charge for this program and transfers made pursuant to this program will not be counted in determining the number of free transfers.


Rebalancing

Because the subaccounts and the Fixed Account may have different investment results, your Accumulation Value may not stay in the same percentages as your initial allocation instructions. At your request, we will rebalance your Accumulation Value by allocating premiums and transferring Accumulation Value to ensure conformity with your allocation instructions. We will rebalance your allocation on a calendar quarter, semi-annual or annual basis according to your instructions. We will rebalance, and determine any values resulting from the rebalancing, at the end of the Valuation Period that includes the rebalancing date in your request. There is no charge for this program and transfers made pursuant to this program will not be counted in determining the number of free transfers. At the time the program begins, you must have at least $10,000 of Accumulation Value. If the Accumulation Value is less than $5,000 on a rebalancing date, the program will be discontinued.

You can request participation in the rebalancing program at any time. You can discontinue the program by sending us written notice or, if a telephone transfer authorization form is on file, by calling by telephone.

PAYMENT AND ALLOCATION

OF PREMIUMS


Issuance of a Contract

If you want to purchase a Contract, you must complete an application and submit it to our Home Office. We will only issue a Contract to individuals 85 years of age or less on their last birthday who supply satisfactory evidence of insurability. Acceptance is subject to our underwriting rules.

The Date of Issue is used to determine Contract anniversary dates, Contract Years, and Contract months.


Premiums

You must pay the initial premium for the Contract to be in force. The initial premium must be at least 1/12 of the first year Guaranteed Coverage Premium. The initial premium and all other premiums are payable at our Home Office. Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums since the Planned Periodic Premium schedule is not binding on you.


Premium Flexibility

You may make unscheduled premium payments at any time in any amount, subject to the premium limitations described herein.

Planned Periodic Premiums. At the time the Contract is issued, you can determine a Planned Periodic Premium schedule. The amounts and frequency of the Planned Periodic Premiums will be shown on the Data Page. During the Guaranteed Coverage Benefit period, the Planned Periodic Premium must be at least the Guaranteed Coverage Premium. You are not required to pay premiums in accordance with this schedule.

You can change the frequency and amount of Planned Periodic Premiums by sending a written request to our Home Office. We may limit any increase in premium to comply with applicable federal tax law. We will send premium payment notices annually, semi-annually, quarterly or monthly depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Contract will remain in force unless the Guaranteed Coverage Benefit provision is in effect.

Premium Limitations. Total premiums paid cannot exceed the current maximum premium limitations established by the guideline premium qualification test. If a premium is paid which would cause total premiums to exceed such maximum premium limitations, we will only accept that portion of the premium equal to the maximum. We will return any part of the premium in excess of that amount or apply it as otherwise agreed. No further premiums will be accepted until permitted under the laws prescribing maximum premium limitations.

We may refuse to accept a premium or require additional evidence of insurability if the premium would increase Net Amount at Risk. We may also establish a minimum acceptable premium amount.

Premiums Upon Increase in Specified Amount. If you request an increase in the Specified Amount, we will notify you if any additional premium is required. Whether additional premium will be required will depend upon

o  the Accumulation Value of the Contract at the time of the increase, and

o  the amount of the increase you request.


Allocation of Premiums and Accumulation Value

Allocation of Premiums. Premiums are allocated according to your instructions. The minimum percentage or premium that you may allocate to any one subaccount or to the Fixed Account is the greater of 10% or $20. You can change the allocation without charge by providing proper notification to our Home Office. Your notice must include the Contract number to which the instructions apply. Your revised allocation instructions will apply to premiums received by us on or after the date proper notification is received.

Accumulation Value. The value of subaccounts will vary with the investment performance of these subaccounts and you bear the risk that those investments might actually lose money. The performance of these investments affects the Accumulation Value and may affect the Death Benefit as well.

Grace Period and Reinstatement

Grace Period. If the Surrender Value is insufficient to pay the Monthly Deduction, you have a grace period of sixty-one days to pay an additional premium. The grace period begins on the date Surrender Value is insufficient to cover the Monthly Deduction. At the beginning of the grace period, we will mail you notice to your last known address we have on file advising you of the necessary additional premium. If you do not pay the additional premium during the grace period, the Contract will terminate. If the Contract terminates and is not reinstated as described below, the Contract will have no Accumulation Value, Surrender Value or Death Benefits. If the Insured dies during the grace period, any overdue Monthly Deductions and Contract Debt will be deducted from the Death Benefit Proceeds. No loans, partial surrenders or transfers are permitted during the Grace Period.

Reinstatement. A Contract may be reinstated any time within five years after termination. A Contract cannot be reinstated if it was surrendered. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

Reinstatement is subject to the following:

o  evidence of insurability satisfactory to us;

o  reinstatement or repayment of Contract Debt;

o  payment of Monthly Deductions not collected during the grace period;

o payment of the premium sufficient to pay the Monthly Deduction for three months after the date of reinstatement.

Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Contract Debt was reinstated, the amount of the debt will be held in our General Account. During the lapse period, Contract Debt will accrue interest at a rate of 6%. Accumulation Value will then be calculated as described under "Accumulation Value" on page __. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date we approve the application for reinstatement.

CHARGES AND DEDUCTIONS


Premium Charges

A premium charge of 6% will be deducted from any premium payment before allocating such premiums among the subaccounts and the Fixed Account. After the first ten Contract Years, the premium charge is 4%, and will be deducted from any premium received. We reserve the right to change the premium charge. We can change the premium charge only once each Contract Year. The premium charge will never exceed 6%.

Charges from Accumulation Value.

Certain Monthly Deductions and Daily Asset Charges will reduce the Accumulation Value as follows:

   On each Monthly Deduction Date by:

   o Cost of Insurance Charge. Because the cost of insurance depends upon several variables, the cost can vary from month to month. We will determine the monthly cost of insurance charges by multiplying the applicable cost of insurance rate by the Net Amount at Risk, as of the Monthly Deduction Date, for each Contract month.

      The monthly cost of insurance rate is based on the Insured's sex, Attained Age, Specified Amount, and underwriting risk class. The rate may vary if the Insured is a nicotine user or nicotine non-user, if the Insured is in a preferred or standard risk classification, or if the Insured is in a substandard risk classification and rated with a tabular extra rating.

      For the initial Specified Amount, the cost of insurance rate will not exceed those in the schedule of monthly guaranteed maximum cost of insurance rates shown on the Data Page. These guaranteed rates are based on the Insured's age last birthday. The current rates range between 28% and 65% of the guaranteed rates. Any change in the current cost of insurance rates will apply to all persons of the same age, sex, risk class and Specified Amount.

      Guaranteed maximum cost of insurance rates are calculated based on the 1980 Commissioners Standard Ordinary (CSO) Smoker or Nonsmoker Mortality Tables (Age Last Birthday).

      The underwriting risk class for the initial Specified Amount and the Specified Amount for any increase may be different. Consequently, the cost of insurance rate for the initial Specified Amount and each increase in Specified Amount may be different. Decreases will also be reflected in the cost of insurance rate. (See "Change in Specified Amount," page __.)

      The actual charges made during the Contract Year will be shown in the annual report delivered to you.

      Guaranteed maximum cost of insurance rates for Policies issued on a non-sex distinct basis are calculated based on the 1980 CSO-SB and the 1980 CSO-NB Mortality Tables (Age Last Birthday) for issue or increase ages 15 and above. For ages 0-14, the 1980 CSO-B Mortality Table (Age Last Birthday) was used through attained age 14 and the 1980 CSO-NB Mortality Table (Age Last Birthday) for attained ages 15 and above.

      The rate class of an Insured may affect the cost of insurance rate. We currently place insureds into either a preferred rate class, standard rate class, or substandard rate class that involves a higher mortality risk. In an otherwise identical Contract, an Insured in the standard rate class will typically have a lower cost of insurance than an Insured in a substandard rate class. Similarly, in an otherwise identical Contract, an Insured in a preferred rate class typically has a lower cost of insurance than one in a standard class. If a Contract is rated at issue with a tabular extra rating, the guaranteed rate is generally a multiple of the guaranteed rate for a standard issue.

      Insureds may also be assigned a flat extra rating to reflect certain additional risks. The flat extra rating will increase the total Monthly Deduction.

   o Charge for the Cost of any Riders.

   o  Monthly Expense Fee. The monthly expense fee is $7.50.

   o Monthly Fee. The monthly fee, which will vary by Age at Issue and risk class, will be a maximum of $7.50 plus $.4167 per $1,000 of Specified Amount. The monthly fee is determined when the Contract is issued.

The Monthly Deduction is the sum of the cost of insurance charge, applicable charge for any riders, monthly expense fee, and the monthly fee. The Monthly Deduction compensates us for providing the insurance benefits and administering the Contract. We deduct the Monthly Deduction as of the Date of Issue and on each Monthly Deduction Date thereafter. We will allocate the deduction among the subaccounts and the Fixed Account pro-rata. The cost of insurance, monthly expense fee, and the monthly fee are described in more detail below. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself may vary in amount from month to month.

o On each Valuation Date, by a Daily Asset Charge not to exceed 0.70% annually of the average daily Accumulation Value in each subaccount. Currently, the Daily Asset Charge is 0.70% for the first fifteen Contract Years. Thereafter, the Daily Asset Charge is 0.35%, but we reserve the right to increase such Daily Asset Charge, not to exceed 0.70% annually.

This charge is to compensate us for mortality and expense risks. The mortality risk is that the Insured may live for a shorter time than we assumed. If so, we will have to pay Death Benefits greater than we estimated. The expense risk is that expenses incurred in issuing and administering the Contracts will exceed our estimates. We reserve the right to change the Daily Asset Charge once each Contract Year. The deduction will equal the annual rate divided by 365 and multiplying the result by the number of days since the last Valuation Date. We will not deduct a Daily Asset Charge from the Fixed Account.

Surrender Charge. If You surrender all or a part of Your Contract , we may assess a surrender charge. Surrender charges are intended to compensate us for the costs of distributing the Contract.

We may also assess a surrender charge upon decreases in Specified Amount or upon Death Benefit option changes that result in a decrease in Specified Amount. (See "Change in Specified Amount," page __.)

The surrender charge is more substantial in early Contract Years. Accordingly, the Contract is more suitable for long-term purposes.

The surrender charge for a full surrender is assessed based on a rate per $1,000 of Specified Amount, with the charges being calculated separately for the original Specified Amount and each increase, if any, in Specified Amount. The surrender charge for the initial Specified Amount is applicable until the 16th Contract anniversary. For an elective increase in Specified Amount, the surrender charge is applicable for 15 years after the Effective Date of such increase. Thereafter, there is no surrender charge.

The surrender charge varies by Age at Issue and risk class. In the first Contract Year, the surrender charge shall range from $15.38 per $1,000 of Specified Amount to $57.86 per $1,000 of Specified Amount. The rate is the same for the first five years since issue or increase, and reduces to zero after fifteen years.

Partial Surrender Charge. We will impose a $25 fee for each partial surrender. In addition, if Death Benefit
Option A is in effect, a partial surrender charge will be charged for a decrease in Specified Amount. (See
"Change in Specified Amount," page __.)

Transfer Charge. We will make the first 12 transfers of Accumulation Value in any Contract Year without a transfer charge. A charge of $10 will be deducted from the amount transferred for each additional transfer among the subaccounts or from the subaccounts to the Fixed Account. This charge compensates us for the costs of effecting the transfer. The transfer charge cannot be increased.

We intend to recoup the cost of benefits, issue and underwriting costs, administrative costs commissions, taxes and other sales expenses primarily, but not exclusively, through:

o  the monthly expense fee;

o  the monthly fee;

o  the sales charge;

o  the deferred sales charge;

o  the mortality and expense risk charge;

o  the cost of insurance charge;

o revenues, including 12b-1 fees or a portion thereof if, any, received from the Eligible Portfolios or their managers; and

o  investment earning on amounts allocated under policies to the General
         Account.

Commissions paid on the Contract, including other incentives or payments, are not directly charged to the Contract Owners or the Separate Account.

Fees and Expenses Incurred by Eligible Portfolios. In addition, the managers of the Eligible Portfolios will charge certain fees and expenses against the Eligible Portfolios. (See "Eligible Portfolio Annual Expenses," page 9. Also, see the funds' prospectuses.) No portfolio fees or expenses will be charged from the Fixed Account.

Taxes. Currently, we will not make a charge against the separate account for federal, state, or local income taxes. We may, however, make such a charge in the future if income or gains within the separate account will incur any federal tax, or any significant state or local tax treatment of our Company changes. We would deduct such charges, if any, from the separate account and/or the Fixed Account. We would not realize a profit on such tax charges with respect to the Contracts .

Exceptions to Charges

We may reduce the premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance and Daily Asset Charge for, or credit additional amounts on, sales of the Contract to a trustee, employer, or similar entity where we determine that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of American National Insurance Company and any of its subsidiaries may be permitted to purchase the Contract with substantial reductions of premium charge, surrender charge, monthly expense fee, monthly fee, cost of insurance or Daily Asset Charge.

The Contract may be sold directly, without compensation, to: (1) a registered representative, (2) employees, officers, directors, and trustees of American National Insurance Company and its subsidiaries, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and (3) employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contract, and spouses and immediate family member of the foregoing. If sold under these circumstances, a Contract may be credited in part or in whole with any cost savings resulting from the sale being direct, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

AMERICAN NATIONAL INSURANCE COMPANY,

THE SEPARATE ACCOUNT, THE FUNDS AND

THE FIXED ACCOUNT


American National Insurance Company

Our home office is located at the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550.


The Separate Account

The assets of the separate account are held exclusively for your benefit and the benefit of other people entitled to payments under variable life Contracts we issue. Incomes, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of American National's other assets. The assets of the Separate Account may not be used to pay any liabilities of American National other than those arising from the Contract. We are obligated to pay all amounts promised to the Contract Owners under the Contract. We are the legal holders of the separate account's assets. The assets are held separate and apart from the General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. We will at all times maintain assets in the separate account with a total market value at least equal to the reserve and other Contract liabilities of the separate account. Liabilities arising out of other aspects of our business cannot be charged against the assets of the separate account. Income, as well as both realized and unrealized gains or losses from the separate account's assets, are credited to or charged against the separate account without regard to income, gains or losses arising out of other aspects of our business. If, however, the separate account's assets exceed its liabilities, the excess shall be available to cover the liabilities of our General Account.

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

We will redeem shares in the Eligible Portfolios as needed to:

o  collect charges,

o  pay the Surrender Value,

o  secure loans,

o  provide benefits, or

o  transfer assets from one subaccount to another, or to the Fixed Account.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include other subaccounts that are not available under the Contract. We may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, we may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered, open-end management company.

We may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. We would establish the terms upon which existing Contract Owners could purchase shares in such portfolios.

If any of these substitutions or changes is made, we may change the Contract by sending an endorsement. We may:

o  operate the separate account as a management company,

o  de-register the separate account if registration is no longer required,

o  combine the separate account with other separate accounts,

o restrict or eliminate any voting rights associated with the separate account,
or

o transfer the assets of the separate account relating to the Contracts to another separate account.

We would, of course, not make any changes to the menu of Eligible Portfolios or to the separate account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Contract Owners, the SEC, and state insurance regulatory authorities.

Since we are the legal holders of the Eligible Portfolio shares held by the separate account, we can vote on any matter that may be voted upon at a shareholder's meeting. To the extent required by law, we will vote all shares of the Eligible Portfolios held in the separate account at shareholders' meetings in accordance with instructions we receive from you and other Contract Owners. The number of votes for which each Contract Owner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund, or the INVESCO VIF Funds as the case may be. We will furnish Contract Owners with the proper forms, materials, and reports to enable them to give us these instructions. We will vote Eligible Portfolio shares held in each subaccount for which no timely instructions from Contract Owners are received and shares held in each subaccount which do not support Contract Owner interests in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund, and the INVESCO VIF Funds in our own right. We may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification, or investment objectives, or Contract of one or more of the Eligible Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Eligible Portfolios. In addition, we may disregard voting instructions that would require changes in the investment objectives or policies of any Eligible Portfolio or in an investment adviser or principal underwriter for the Eligible Portfolios, if we reasonably disapprove those changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise Contract Owners of that action and our reasons for the action in the next annual report or proxy statement to Contract Owners.

The separate account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable life Contracts, variable annuity Contracts, other insurance Contracts and retirement plans, invest in certain of the Eligible Portfolios. We do not currently see any disadvantages to you resulting from the Eligible Portfolios selling shares to fund products other than the Contract. However, there is a possibility that a material conflict of interest may arise between the Contract Owners and the owners of variable life insurance contracts and the owners of variable annuity Contracts whose values are allocated to another separate account investing in the Eligible Portfolios. In addition, there is a possibility that a material conflict may arise between the interests of Contract Owners or owners of other Contracts and the retirement plans, which invest in the Eligible Portfolios or those plans participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the separate account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any should be taken in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.


The Funds

Each subaccount invests in shares of a corresponding Eligible Portfolio.

The investment objectives and policies of each Eligible Portfolio are summarized below. The Eligible Portfolios may not achieve their stated objectives. You will be notified of any material change in the investment policy of any portfolio in which you have an interest.

Each Eligible Portfolio's total operating expenses may include fees for management, shareholder services, 12(b-1) fees, and other expenses, such as custodial, legal, and other miscellaneous fees. The prospectuses for the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund, and the INVESCO VIF Funds contain more detailed information about the Eligible Portfolios, including a description of investment objectives, restrictions, expenses and risks. You should carefully read those prospectuses and retain them for future reference.

You should periodically review your allocation to make sure that your investment choices are still appropriate in light of any market developments or changes in your personal financial situation.

? The American National Fund - currently has the following series or portfolios, each of which is an Eligible Portfolio:

   o American National Money Market Portfolio seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

   o American National Growth Portfolio seeks to achieve capital appreciation.

   o American National Balanced Portfolio seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

   o American National Equity Income Portfolio seeks to achieve growth of capital and/or current income.

   o American National High Yield Portfolio seeks to provide a high level of current income. As a secondary investment objective, the Portfolio seeks capital appreciation.

   o American National International Stock Portfolio seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. countries.

   o American National Small-Cap/Mid-Cap Portfolio seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

   o American National Government Bond Portfolio seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a portfolio consisting primarily of securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

Securities Management and Research, Inc. ("SM&R"), which is a subsidiary of American National Insurance Company, is the American National Fund's investment adviser. SM&R provides investment advisory and portfolio management services to us and other clients.

? The Fidelity Funds - currently have fourteen series or portfolios, the following five of which are Eligible Portfolios:

   o Fidelity Mid Cap Portfolio seeks long-term growth of capital, investing in stocks of companies with medium market capitalization both domestic and foreign issuers.

   o Fidelity Aggressive Growth Portfolio seeks capital appreciation in stocks of companies with potential for accelerated earnings or revenue growth, both domestic and foreign issuers.

   o Fidelity Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500

      Fidelity Growth Opportunities Portfolio seeks to provide capital growth primarily through investments in common stocks, but the portfolio may also invest in other types of securities, including bonds, which may be lower-quality debt securities.

   o Fidelity Contrafund Portfolio invests in securities of companies whose value the portfolio believes is not fully recognized by the public.

The Fidelity Management & Research Company ("FMR") is the Fidelity Funds' investment adviser. Fidelity Management
& Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc., are wholly owned subsidiaries of FMR, provide research with respect to foreign securities.

? The T. Rowe Price Funds - currently have the following series or portfolios, each of which are Eligible Portfolios:

   o T. Rowe Price International Stock Portfolio seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.

   o T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

   o T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies.

   o T. Rowe Price Limited-Term Bond Portfolio seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.

T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Securities and T. Rowe Price Fixed Income Securities. Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series.

? The MFS Fund - currently has the following portfolios, each of which are Eligible Portfolios:

   o MFS Capital Opportunities Portfolio seeks capital appreciation by investing when relative values of securities purchased make such purchases appear attractive either as individual issues or as types of securities in certain economic environments.

   o MFS Emerging Growth Portfolio seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investment in more established companies.

   o MFS Research Portfolio seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth.

   o MFS Investors Trust Portfolio seeks long-term growth of capital with a secondary objective to seek reasonable current income .

Massachusetts Financial Service Company is responsible for selection and management of the portfolio investments of the MFS Fund.

? The Federated Fund - currently has the following portfolios, each of which are Eligible Portfolios:

   o Federated Utility Fund II Portfolio seeks to achieve high current income and moderate capital appreciation primarily through investments in equity and debt securities of utility companies.

   o Federated Growth Strategies Fund II Portfolio seeks capital appreciation through investments in equity securities of companies with prospects for above average growth in earnings and dividends.

   o Federated International Small Company Fund II Portfolio seeks long term growth of capital by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.

   o Federated High Income Bond Fund II Portfolio seeks high current income by investing in fixed income securities, which are lower rated corporate debt obligations, commonly referred to as "junk bonds."

   o Federated Equity Income Fund II Portfolio seeks to provide above average income and capital appreciation by investing in income producing equity securities including common stocks, preferred stocks, and debt securities that are convertible into common stocks, or in cash and cash items during times of unusual conditions to maintain liquidity.

Federated Advisors makes all investment decisions for the Federated Insurance Series, subject to direction by the Federated Insurance Series Trustees.

? The Alger American Fund - currently has the following series or portfolios, each of which are Eligible Portfolios:

   o Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing primarily in small, fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

   o Alger American Growth Portfolio seeks to achieve long-term capital appreciation by investing primarily in growing companies that generally have broad product lines, markets, financial resources, and depth of management.

   o Alger American MidCap Growth Portfolio seeks to achieve long-term capital appreciation by investing primarily in midsize companies with promising growth potential.

   o Alger American Leveraged AllCap Portfolio seeks to achieve long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size, which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.

   o Alger American Income and Growth Portfolio primarily seeks to provide a high level of dividend income and its secondary goal is to provide capital appreciation.

   o Alger American Balanced Portfolio seeks current income and long-term capital appreciation by investing primarily in stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities that appear to have some potential for capital appreciation.

Fred Alger Management, Inc. is the Alger American Fund's investment adviser. Fred Alger Management, Inc. also provides investment advisory and portfolio management services to us and to other clients. Fred Alger Management,
Inc. maintains a staff of experienced investment personnel and related s upport facilities.

? The INVESCO VIF Funds - currently have the following Portfolios, each of which is an Eligible Portfolio:

   o VIF-Dynamics Portfolio seeks long-term capital growth by investing primarily in common stocks of mid-sized U.S. companies.

   o VIF-Small Company Growth Portfolio seeks long-term capital growth by investing primarily in small-capitalization companies.

   o VIF-Health Sciences Portfolio seeks long-term capital growth by investing primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

   o VIF- Telecommunications Portfolio seeks long-term capital growth. By investing primarily in the equity securities of companies that are engaged in the design, development, manufacture, distribution, or sale of communications services and equipment, and companies that are involved in supplying equipment or services to such companies.

   o VIF-Utilities Portfolio seeks capital appreciation and income by investing primarily in equity securities of companies doing business in the utilities economic sector.

   o VIF-Real Estate Opportunity Portfolio seeks to provide capital growth, with current income as a secondary consideration by investing primarily in equity securities of companies doing business in the real estate industry.

   o VIF-Financial Services Portfolio seeks long-term capital growth. By investing primarily in equity securities of companies involved in the financial services sector.

   o VIF-Technology Portfolio seeks long-term capital growth. By investing primarily in equity securities of companies engaged in technology-related industries.

INVESCO is the INVESCO VIF Funds' investment adviser.

The accompanying prospectuses should be read in conjunction with this prospectus before investing and contain a full description of the above funds, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation.

We have entered into or may enter agreements with the investment advisor or distributor of the Eligible Portfolios. These agreements require us to provide administrative and other services. In return, we receive a fee based upon an annual percentage of the average net asset amount we invested on behalf of the separate account and our other separate accounts. Some advisors or distributors may pay us a greater percentage than others.


Fixed Account

You can allocate some or all of your premium payments to the Fixed Account. You can also, subject to certain limitations, transfer amounts from the separate account to the Fixed Account or from the Fixed Account to the separate account. (See "Transfers," page __.)

We establish the Declared Rate and may adjust the rate each month; however, we guarantee an effective annual rate of at least 3.0% compounded daily.

Payments allocated to the Fixed Account and transfers from the separate account to the Fixed Account are placed in our General Account, which supports insurance and annuity obligations. The General Account includes all of our assets, except those assets segregated in our separate accounts. We have discretion over the investment of assets of the General Account, subject to applicable law. We bear the risk that the investments in the General Account will lose money. You bear the risk that the Declared Rate will fall to a lower rate.

Interests in the General Account have not been registered with the SEC as securities and the General Account has not been registered as an investment company. Accordingly, neither the General Account nor any interest in the General Account is generally subject to the provisions of federal securities laws. The SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Contract. However, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general and is not tax advice.


Introduction

The following summary provides a general description of the federal income tax considerations relating to the Contract. This summary is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific Contract involved tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a Contract or the exercise of certain elections under the Contract. These comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Contract. Further, these comments do not take into account any federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a Contract or the exercise of certain elections under the Contract. For complete information on such federal and state tax considerations, a qualified tax advisor should be consulted. We do not make any guarantee regarding the tax status of any Contract, and the following summary is not tax advice.


Tax Status of the Contract

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Contract must satisfy certain requirements which are set forth in the Internal Revenue Code (the "Code"). Guidance as to how these requirements apply is limited. Nevertheless, we believe that Contracts issued on a standard or preferred basis should satisfy the applicable requirements. There is less guidance, however, with respect to Contracts issued on a sub-standard basis and it is not clear whether such Contracts will in all cases satisfy the applicable requirements. We reserve the right to restrict Contract transactions and to make other modifications in order to bring the Contract into compliance with such requirements.

In certain circumstances, owners of variable life insurance contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their Contracts due to their ability to exercise investment control over those assets. Where this is the case, the Contract Owners would be taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a Contract Owner to allocate premium payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets.

In addition, the Code requires that the investments of the separate account be "adequately diversified" in order for the Contracts to be treated as life insurance contracts for federal income tax purposes. It is intended that the separate account, through the Eligible Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Contract will qualify as a life insurance contract for federal income tax purposes.


Tax Treatment of Contract Proceeds

In general, we believe that the Death Benefit Proceeds under a Contract will be excludable from the gross income of the Beneficiary.

Generally, the Contract Owner will not be deemed to be in constructive receipt of the Accumulation Value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by a Contract, the tax consequences depend on whether the Contract is classified as a "Modified Endowment Contract."

Depending on the circumstances, the exchange of a Contract, a change in the Contract's Death Benefit option, a loan, a partial or full surrender, the continuation of the Contract beyond the Insured's 100th birthday, a change in ownership, or an assignment of the Contract may have federal income tax consequences.

Modified Endowment Contracts. Whether a Contract is treated as a Modified Endowment Contract depends upon the amount of premiums paid in relation to the Death Benefit provided under the Contract. The rules for determining whether a Contract is a Modified Endowment Contract are extremely complex. In general, however, a Contract will be considered to be a Modified Endowment Contract if the accumulated premium payments made at any time during the first seven Contract Years exceed the sum of the net level premiums which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premium payments.

In addition, if a Contract is "materially changed," it may cause such Contract to be treated as a Modified Endowment Contract. The material change rules for determining whether a Contract is a Modified Endowment Contract are also extremely complex. In general, however, the determination of whether a Contract will be a Modified Endowment Contract after a material change depends upon (i) the relationship of the Death Benefit at the time of change to the Accumulation Value at the time of such change, and (ii) the additional premiums paid in the seven Contract Years following the date on which the material change occurs.

The manner in which the premium limitation and material change rules should be applied to certain features of the Contract and its riders is unclear. If we determine that a Contract Owner has made excessive premium payments that will cause a Contract to be considered a Modified Endowment Contract, we will notify the Contract Owner of the tax consequences and give the Contract Owner the option of having the excessive premiums refunded. If the Contract Owner requests a refund within 30 days after receipt of such notice, we will refund the excessive premium payments to prevent the Contract from becoming a Modified Endowment Contract.

Due to the Contract's flexibility, classification of a Contract as a Modified Endowment Contract will depend upon the individual circumstances of each Contract. Accordingly, a prospective Contract Owner should contact a qualified tax advisor before purchasing a Contract to determine the circumstances under which the Contract would be a Modified Endowment Contract. In addition, a Contract Owner should contact a tax advisor before making any change to a Contract, exchanging a Contract, or reducing Contract benefits, to determine whether such change would cause the Contract (or the new Contract in the case of an exchange) to be treated as a Modified Endowment Contract.

If a Contract becomes a Modified Endowment Contract, distributions such as partial surrenders and loans that occur during the Contract Year it becomes a Modified Endowment Contract and any subsequent Contract Year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Contract within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Contract that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Whether a Contract is or is not a Modified Endowment Contract, upon a complete surrender or a lapse or termination of a Contract if the amount received plus the amount of any indebtedness exceeds the total investment in the Contract (described below), the excess will generally be treated as ordinary income subject to tax.

Distributions Other Than Death Benefit Proceeds from Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts will be subject to the following tax rules:

   (1) All distributions from such a Contract (including distributions upon partial or full surrender) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Contract at such time.

   (2) Loans taken from (or secured by) such a Contract are treated as distributions from such a Contract and taxed accordingly. This includes unpaid loan interest that is added to the principal of a loan.

   (3) A 10 percent penalty tax is imposed on the portion of any distribution from such a Contract that is included in income. This includes any loan taken from or secured by such a Contract. This penalty tax does not apply if the distribution or loan:

      (a) is made on or after the Contract Owner reaches actual age 59 1/2;

      (b)  is attributable to the Contract Owner's becoming disabled; or

      (c) is part of a series of substantially equal periodic payments for (i) the life (or life expectancy) of the Contract Owner, or (ii) the joint lives (or joint life expectancies) of the Contract Owner and the Beneficiary.

Distributions Other Than Death Benefit Proceeds from Contracts that are not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Contract that is not classified as a Modified Endowment Contract generally are treated first as a recovery of the Contract Owner's investment in the Contract. After the recovery of all investment in the Contract, additional amounts distributed are taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for federal income tax purposes if Contract benefits are reduced during the first 15 Contract Years may be treated in whole or in part as ordinary income subject to tax.

Loans. Loans from a Contract (or secured by a Contract) that is not a Modified Endowment Contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Contract Owner. However, the tax consequences associated with loans that are outstanding after the first 15 Contract Years are less clear and a tax adviser should be consulted about such loans. Interest paid on a loan generally is not tax-deductible. The Contract Owner should consult a tax advisor regarding the deductibility of interest paid on a loan.

Finally, neither distributions from nor loans from (or secured by) a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Contract. "Investment in the Contract" means:

   (a) the aggregate amount of any premium payments or other consideration paid for a Contract; minus

   (b) the aggregate amount of distributions received under the Contract which is excluded from the gross income of the Contract Owner (except that the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded); plus

   (c) the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Contract Owner.

Multiple Contracts. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same Contract Owner during any calendar year are treated as one Modified Endowment Contract. This applies to determining the amount includible in the Contract Owner's income when a taxable distribution occurs.

Other Contract Owner Tax Matters. The tax consequences of continuing the Contract beyond the Insured's 100th year are unclear. You should consult a tax advisor if you intend to keep the Contract in force beyond the Insured's 100th year.

Businesses can use the Contracts in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances.

If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Federal, state and local estate, inheritance, transfer and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each Contract Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Moreover, it is possible that any change could be retroactive (that is, effective prior to the date of change). Consult a tax adviser with respect to legislative developments and their effect on the Contract.


American National's Income Taxes

American National is taxed as a life insurance company under the Code. Under current federal income tax law, American National is not taxed on the separate account's operations. Thus, we currently do not deduct a charge from the separate account for federal income taxes. Nevertheless, we reserve the right in the future to make a charge for any such tax that we determine to be properly attributable to the separate account or to the Contracts.

Under current laws in some states, we may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant and we are not currently charging for them. However, we may deduct charges for such taxes in the future.

Sale of the Contract

SM&R, one of our wholly owned subsidiaries, is the principal underwriter of the Contract. SM&R was organized December 15, 1964 under the laws of the State of Florida. SM&R is a registered broker-dealer and a member of the National Association of Securities Dealers ("NASD"). (See the American National Fund's prospectus.)

SM&R will pay commissions to its registered representatives who sell the Contracts based upon a commission schedule. The commissions to the registered representatives will not exceed 115 % of the total premium contribution. In later years, the registered representatives will receive renewal commissions that will not exceed 4% of the total contributions paid. We may pay registered representatives who meet certain production standards additional compensation. SM&R will pay overriding commissions to managers and we may pay bonuses to the managers for the sale of the Contract. SM&R and the Company may also authorize other registered broker-dealers and their registered representatives to sell the Contract.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Securities Management and Research, Inc. is not entitled to remuneration for its services as underwriter under the Distribution and Administrative Agreement; however, Securities Management and Research, Inc. is entitled to reimbursement for all reasonable expenses incurred in connection with its duties as underwriter.

OTHER INFORMATION

Control of Contract. Subject to the rights of any irrevocable Beneficiary and assignee of record, all rights, options, and privileges belong to the Contract Owner, if living; otherwise to any contingent owner or owners, if living; otherwise to the estate of the last Contract Owner to die. If the Contract Owner is a minor, first the applicant, then the Beneficiary, if living and legally competent, may exercise all rights of ownership.

Change of Beneficiary. Unless the Beneficiary designation is irrevocable, you can change the Beneficiary by written request on a Change of Beneficiary form at any time during the Insured's lifetime. We may require that the Contract be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. We will not be liable for any payment made or action taken before the change is recorded. There is no limit on the number of Beneficiary changes that may be made.

Change in Contract Owner or Assignment. In order to change the Contract Owner or assign Contract rights, an assignment of the Contract must be made in writing and filed at our Home Office. The change will take effect as of the date the change is recorded at our Home Office, and we will not be liable for any payment made or action taken before the change is recorded. Payment of proceeds is subject to the rights of any assignee of record. No partial or contingent assignment of the Contract will be permitted. A collateral assignment is not a change of ownership.

Postponement of Payments. Payment of any amount upon refund, full surrender, partial surrender, loans, benefits payable at death, and transfers, which require valuation of a subaccount, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(2) the SEC by order permits postponement for the protection of Contract Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's Accumulation Value. Surrenders, loans or partial surrenders from the Fixed Account may be deferred for up to 6 months from the date of written request.


LEGAL PROCEEDINGS

The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been obtained and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

Other Information

A Statement of Additional Information ("SAI"), which contains additional information about the American National Variable Life Separate Account, and a personalized illustration of death benefits, cash surrender values, and cash values, are available from us, without charge, upon request. You may request an SAI, a personalized illustration, or other information about the Contracts, or make other inquiries by contacting us at: American National Insurance Company, One Moody Plaza, Galveston, Texas 77550 or (800) 000-0000.

Information about the American National Variable Life Separate Account, including the SAI, can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information on operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the American National Variable Life Separate Account are available on the Commission's Internet site at http://www.sec.gov and copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.


Investment Company Act File Number: 333-53122

                       Statement of Additional Information
                                Dated May 1, 2003
                     WealthQuest III Variable Universal Life

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                                  (Registrant)

                       AMERICAN NATIONAL INSURANCE COMPANY
                                   (Depositor)


This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the WealthQuest III Variable Universal Life Contract ("the Contract"). You may obtain a copy of the prospectus, dated May 1, 2003, by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

Terms used in the current prospectus for the Contract are incorporated in this Statement. All terms not specifically defined in this statement shall have the meaning set forth in the current prospectus.

Table Of Contents

                                                                            Page
Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . .
Table of Contents . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . .

General Information and History . . . . . . . . . . . . . . . . . .

The Separate Account . . . . . . . . . . . . . . . . . . . . . . . . . .

The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . .
      Beneficiary . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . .
      Incontestability . . . . . . . . . . . . . . . . . . . . . .
      . . . . .
      Misstatement of Age or Sex . . . . . . . . . . . . . . . . .
      Suicide . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . .

Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . . .

Illustrations . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . . . .

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . .

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

American National Insurance Company

We are a stock life insurance company chartered under Texas law in 1905. We write life, health and accident insurance and annuities and are licensed to do life insurance business in 49 states, the District of Columbia, Puerto Rico, Guam, and American Samoa. The Moody Foundation, a charitable foundation established for charitable and educational purposes, owns approximately 23.6% of our stock and the Libbie S. Moody Trust, a private trust, owns approximately 37.5%.

We are subject to regulation by the Texas Department of Insurance. In addition, we are subject to the insurance laws and regulations of other states within which we are licensed to operate. On or before March 1 of each year we must submit to the Texas Department of Insurance a filing describing our operations and reporting on our financial condition and that of the separate account as of December 31 of the preceding year. Periodically, the Department examines our liabilities, and reserves and those of the separate account and certifies their adequacy. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.


The Separate Account

We established the separate account under Texas law on July 30, 1987.

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

For more information about the Separate Account, see the prospectus.

Principal Underwriter

The principal business address for Securities Management and Research, Incorporated, the principal underwriter for the Contracts, is 2450 South Shore Boulevard, Suite 400, League City, Texas 77573. The offering of the Contracts is continuous.

The Contract

The Contract, the application, any supplemental applications, statements to medical examiner, and any riders, amendments, or endorsements make up the entire Contract. Only statements in the application attached to the Contract, any supplemental applications made a part of the Contract, and any statements to medical examiner can be used to contest a claim or the validity of the Contract. Any changes must be approved in writing by the president, vice president, or secretary of American National. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Contract or to waive any of its provisions. Pending regulatory approvals, we intend to distribute the policies in all states, except New York, and in certain possession and territories. Differences in state laws may require us to offer a Contract in a state that has suicide, incontestability, refund provisions, surrender charges or other provisions more favorable than provisions in other states. In addition, certain state laws may prohibit us from offering certain features described in this prospectus, such as the extended guaranteed coverage periods.


Beneficiary. You can name primary and contingent beneficiaries. Initial Beneficiary(ies) is specified in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the estate of the Insured.


Incontestability. The Contract is incontestable after it has been in force for two years from the Date of Issue during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Date of Issue shall be incontestable after such increase or addition has been in force for two years from its Effective Date during the lifetime of the Insured or an additional insured. However, this two-year provision shall not apply to riders that provide disability or accidental death benefits. Any reinstatement of a Contract shall be incontestable during the lifetime of the Insured, only after having been in force for two years after the Effective Date of the reinstatement.


Misstatement of Age or Sex. If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit will be adjusted as provided for in the Contract.


Suicide. Suicide within two years after Date of Issue is not covered by the Contract unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Date of Issue, we will pay only the premiums received less any partial surrenders and Contract Debt. If the Insured, while sane or insane, commits suicide within two years after the Effective Date of any increase in the Specified Amount, our liability with respect to such increase will only be the total cost of insurance applied to the increase. If the Insured, while sane or insane, commits suicide within two years from the Effective Date of reinstatement, our liability with respect to such reinstatement will only be for the return of cost of insurance and expenses, if any, paid on or after the reinstatement.



Dividends

The Contract is non-participating and therefore is not eligible for dividends and does not participate in any distribution of our surplus.



Illustrations

We will provide you with illustrations based on different sets of assumptions upon your request. You can request such illustrations at any time. Illustrations may help you understand how your Accumulation Values would vary over time based on different assumptions.

If you ask us, we'll provide you with different kinds of illustrations.

o Illustrations based on information you give us about the person to be insured by the Contract, their risk class, the face amount, the death benefit and premium payments.

o Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the Eligible Portfolios.


Legal Matters

Greer, Herz and Adams, L.L.P., our general counsel, has reviewed various matters of Texas law pertaining to the Contract, including the validity of the Contract and our right to issue the
 Contract.


Financial Statements

The following pages include our financial statement and those of the Separate Account. Our financial statements should be considered only as bearing on Our ability to meet Our obligations under the Contract. Our financial statements should not be considered as bearing on the investment performance of the assets held on the Separate Account.

         (Financial statements to be filed by amendment.)

                                     PART C:
                                OTHER INFORMATION

ITEM 27. EXHIBITS

Exhibit                    (a).... Resolution of the Board of Directors of
                           American National Insurance Company authorizing establishment of American National Variable Life Separate Account (incorporated by reference from Registrant's registration statement number 333-79153 filed on May 24, 1999)

Exhibit (b)....            Not Applicable

Exhibit (c) ....           Distribution and Administrative Services Agreement
                                 (incorporated by reference from
                           Registrant's registration statement number 333-79153
                                 filed on May 24, 1999)

Exhibit                    (d)(1).... Flexible Premium Variable Life Insurance
                           Policy (incorporated by reference from Registrant's pre-effective amendment number one to registration statement number 333-79153 filed on July 17, 2001)

Exhibit (d)(2) .... Automatic Increase Benefit Rider

Exhibit (d)(3) .... Level Term Rider

Exhibit (d)(4) .... Disability Wavier of Premium Rider

Exhibit (e) Application Form (incorporated by reference from Registrant's pre-effective amendment number one to registration statement 333-79153 filed on July 17,
                           2001)

Exhibit                    (f)(1) .... Articles of Incorporation of American
                           National Insurance Company (incorporated by reference from Registrant's registration statement number 333-79153 filed on May 24, 1999)

Exhibit                    (f)(2) .... By-laws of American National Insurance
                           Company (incorporated by reference from Registrant's registration statement number 333-79153 filed on May 24, 1999)

Exhibit (g)....             Reinsurance Contracts (to be filed by amendment)

Exhibit (h)(1) ....        Form of American National Investment Accounts, Inc.
                                Fund Participation Agreement
                           (incorporated by reference from Registrant's
                                       registration statement number 333-79153
                           filed on May 24, 1999)

Exhibit (h)(2) ....        Form of Variable Insurance Products Fund Fund
                                        Participation Agreement (incorporated by
                           reference from Registrant's registration statement
                                        number 333-79153 filed on May 24,
                           1999)

Exhibit (h)(3) ....        Form of Variable Insurance Products Fund II Fund
                                        Participation Agreement (incorporated
                           by reference from Registrant's registration
                                        statement
                                        number 333-79153 filed on May
                           24, 1999)

Exhibit (h)(4) ....        Form of Variable Insurance Products Fund III Fund
                                        Participation Agreement
                           (incorporated by reference from Registrant's
                                        registration statement number 333-79153
                           filed on May 24, 1999)

Exhibit                    (h)(5) .... Form of T. Rowe Price Fund Participation
                           Agreement (incorporated by reference from
                           Registrant's registration statement number 333-79153 filed on May 24, 1999)

Exhibit (h)(6) ....        Form of MFS Variable Insurance Trust Participation
                                        Agreement (incorporated by
                           reference from Registrant's registration statement
                                        number 333-51035 filed on April 24,
                           1998)

Exhibit                    (h)(7) .... Form of Federated Insurance Series
                           Participation Agreement (incorporated by reference from Registrant's registration statement number 333-51035 filed on April 24, 1998)

Exhibit (h)(8) ... Form of Fred Alger American Fund Participation Agreement (incorporated by reference from Registrant's registration statement number 333-53122 filed on December 22, 2000)

Exhibit (h)(9) ... Form of Invesco Fund Participation Agreement (incorporated by reference from Registrant's pre-effective amendment number one to registration statement 333-79153 filed on July 17,
                           2001)

Exhibit (i) ....           Not Applicable

Exhibit (j) ....           Not Applicable

Exhibit (k) ....           Legal Opinion (to be filed by amendment)

Exhibit (l)....              Not Applicable

Exhibit (m)....            Not Applicable

Exhibit (n) ....           Other Opinions - Independent Auditor's Consent
                                         (to be filed by amendment)

Exhibit (o) ...              Not Applicable

Exhibit (p) ...              Not Applicable

Exhibit (q) ...              Not Applicable

ITEM 28. DIRECTORS AND OFFICERS OF DEPOSITOR.

Directors

Name                                Business Address

G. Richard Ferdinandtsen   American National Insurance Company
                                            One Moody Plaza
                             Galveston, Texas 77550

Irwin M. Herz, Jr.                  Greer, Herz & Adams, L.L.P.
                           One Moody Plaza, 18th Floor
                             Galveston, Texas 77550

R. Eugene Lucas Gal-Tex Hotel Corporation
                           2302 Postoffice, Suite 504
                             Galveston, Texas 77550

E. Douglas McLeod          The Moody Foundation
                           2302 Postoffice, Suite 704
                             Galveston, Texas 77550

Frances Anne Moody                  The Moody Foundation
                                            Highland Park Place
                                            4515 Cole Avenue LB 34, Suite 500
                                            Dallas, Texas 75205

Robert L. Moody            2302 Postoffice, Suite 702
                             Galveston, Texas 77550

Russell S. Moody           American National Insurance Company
                                            One Moody Plaza
                             Galveston, Texas 77550

W.                           L. Moody, IV 2302 Postoffice, Suite 502 Galveston,
                             Texas 77550

James D. Yarbrough                  Galveston County Judge
                                            722 Moody
                             Galveston, Texas 77550

Officers

         The principal business address of the officers, unless indicated otherwise in the "Directors" section, or unless indicated by an asterisk (*), is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550. Those officers with an asterisk by their names have a principal business address of 2450 South Shore Boulevard, League City, Texas 77573.

Name                                Office

R. L. Moody Chairman of the Board & Chief Executive Officer G. R. Ferdinandtsen President, Chief Operating Officer D. A. Behrens Executive Vice President, Independent Marketing R. A. Fruend Executive Vice President, Director of Multi Line Special Markets B. J. Garrison Executive Vice President, Director of Home Service Division M. W. McCroskey * Executive Vice President, Investments & Treasurer G. V. Ostergren Executive Vice President, Director of Multiple Line J.
E. Pozzi Executive Vice President, Corporate Planning R. J. Welch Executive Vice President & Chief Actuary C. H. Addison Senior Vice President, Systems Planning & Computing A. L. Amato, Jr. Senior Vice President, Life Policy Administration
G. C. Langley Senior Vice President, Human Resources S. E. Pavlicek Senior Vice President & Controller S. H. Schouweile Senior Vice President, Health Insurance Operations J. R. Thomason Senior Vice President, Credit Insurance Services G. W. Tolman Senior Vice President, Corporate Affairs J. M. Flippin Secretary J. Antkowiak Vice President, Director, Computing Division P. Barber Vice President, Human Resources S. F. Brast * Vice President, Real Estate Investments D. D. Brichler * Vice President, Mortgage Loan Production F. V. Broll, Jr. Vice President & Actuary W. F. Carlton Vice President & Assistant Controller, Financial Reports J. A. Collura Vice President, Marketing & Management Development R. T. Crawford Vice President & Assistant Controller, General Accounting G. C. Crume Vice President, Brokerage Sales D. A. Culp Vice President, Financial Institution G. D. Dixon Vice President, Stocks S. L. Dobbe Vice President, Broker Dealer Marketing D. S. Fuentes Vice President, Health Claims F. J. Gerren Vice President, Payroll Deduction B. S. Gerwel Vice President, Agency Automation J. F. Grant, Jr. Vice President, Group Actuary R.
D. Hemme Vice President & Actuary M. E. Hogan Vice President, Credit Insurance Operations C. J. Jones Vice President, Health Underwriting/New Business D. D. Judy Vice President, Financial Marketing Dr. H. B. Kelso, Jr. Vice President & Medical Director G. W. Kirkham Vice President, Director of Planning & Support G.
A. Macke Vice President, General Auditor G. W. Marchand Vice President, Life Underwriting D. N. McDaniel Vice President, Home Service Administration M. M. Mitchell Vice President, Director of Life/Annuity Systems J. W. Pangburn Vice President, Credit Insurance/Special Markets E. B. Pavelka Vice President, Life Policy Administration R. A. Price Vice President, Director of Training & Market Development R. C. Price Vice President, Multiple Line Chief Life Marketing Officer J. T. Smith Vice President, Pension Sales G. A. Sparks, Sr. Vice President, Director Finance & Field Services J. P. Stelling Vice President, Group/Health Compliance K. M. Wainscott Vice President, Alternative Distribution
W. H. Watson, III Vice President, Chief Health Actuary M. L. Waugh, Jr. Vice President, Life Claims G. W. Williamson Vice President, Asst. Director, Home Service Division J. L. Broadhurst Asst. Vice President, Director Individual Health/Group Systems J. J. Cantu Asst. Vice President & Illustration Actuary J.
W. Cucco Asst. Vice President, Advanced Life Sales N. M. Day Asst. Vice President, Pension Administration J. D. Ferguson Asst. Vice President, Creative Services D. N. Fullilove Asst. Vice President, Director, Agents Employment B. J. Huerta Asst. Vice President, Director of App. Dev-Financial & Admin. Systems K.
J. Juneau Asst. Vice President, Advisory Systems Engineer C. A. Kratz Asst. Vice President, Human Resources D. L. Leining Asst. Vice President, Life Underwriting
B. W. Manning Asst. Vice President, General Manager Life Claims R. G. McCrary Asst. Vice President, Application Development Division J. B. McEniry Asst. Vice President, Director of Telecommunications M. S. Nimmons Asst. Vice President, Associate General Auditor, Home Office R. J. Ostermayer Asst. Vice President, Director of Group Quality Assurance M. C. Paetz Asst. Vice President, Group & MGA Operations J. L. Regini Asst. Vice President, Corporate Compliance R. E. Pittman, Jr. Asst. Vice President, Director of Marketing/Career Development S.
B. Saunders Asst. Vice President, Real Estate Services G. A. Schillaci Asst. Vice President & Actuary M. J. Soler Asst. Vice President, HIPAA Privacy Officer
C. E. Tipton Asst. Vice President & Assistant Actuary D. G. Trevino, Jr. Asst. Vice President, Director, Computing Services J. A. Tyra Asst. Vice President, Life Insurance Systems J. O. Norton Actuary R. M. Williams Life Product Actuary
J. E. Cernosek Assistant Secretary V. J. Krc Assistant Treasurer ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

         The Registrant, American National Variable Life Separate Account, is a separate account of American National Insurance Company, a Texas insurance company. The Libbie Shearn Moody Trust owns approximately 37.46% of the outstanding stock of American National Insurance Company. The Moody Foundation, which has a 75% contingent remainder interest in the Libbie Shearn Moody Trust, owns approximately 23.6% of the outstanding stock of American National Insurance Company.

         The Trustees of The Moody Foundation are Mrs. Frances Moody Newman, Robert L. Moody and Ross Rankin Moody. Robert L. Moody is a life income beneficiary of the Libbie Shearn Moody Trust and Chairman of the Board, Director and Chief Executive Officer of American National Insurance Company. Robert L. Moody has assigned his interest in the Libbie Shearn Moody Trust to National Western Life Insurance Company, a Colorado insurance company of which he is also Chairman of the Board, a Director and controlling shareholder.

         The Moody National Bank of Galveston is the trustee of the Libbie Shearn Moody Trust and various other trusts which, in the aggregate, own approximately 46.6% of the outstanding stock of American National Insurance Company. Moody Bank Holding Company, Inc. owns approximately 97% of the outstanding shares of The Moody National Bank of Galveston. Moody Bank Holding Company, Inc. is a wholly owned subsidiary of Moody Bancshares, Inc. The Three R Trusts, trusts created by Robert L. Moody for the benefit of his children, are controlling stockholders of Moody Bancshares, Inc.

         The Moody Foundation owns 33.0% and the Libbie Shearn Moody Trust owns 51.0% of the outstanding stock of Gal-Tex Hotel Corporation, a Texas corporation. Gal-Tex Hotel Corporation has the following wholly-owned subsidiaries, listed in alphabetical order:

                  Gal-Tenn Hotel Corporation               LHH Hospitality, Inc.
                  Gal-Tex Management Company          1859 Historic Hotels, Ltd.
                  Gal-Tex Woodstock, Inc.                  1859 Beverage Company
                  Gal-Tex Hospitality Corporation
                  Gal-Tex Management Hospitality Company

         American National owns a direct or indirect interest in the following entities, listed in alphabetical order:

Entity:  Alternative Benefit Management, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: ANTAC, Inc. owns all of the outstanding common stock.
-----------------------------------


Entity:  American Hampden Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National Insurance
        Company owns a 98% interest.
-----------------------------------


Entity:  American National County Mutual Insurance Company

Entity Form:  a Texas insurance company

Ownership or Other Basis of Control: Managed by American National
        Insurance Company.
-----------------------------------


Entity:  American National de Mexico Compania de Seguras de Vida, S.A. de C.V.
------

Entity Form: a Mexico insurance company

Ownership or Other Basis of Control: ANMEX International,  Inc. owns 99.9%, and ANMEX International  Services, Inc.
-----------------------------------
owns 0.10%.


Entity:  American National of Delaware Corporation

Entity Form:  a Delaware corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National Financial Corporation

Entity Form: a Texas corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  American National Financial Corporation (Delaware)
------

Entity Form: a Delaware corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National Financial Corporation (Nevada)
------

Entity Form: a Nevada corporation (inactive)

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  American National General Insurance Company

Entity Form: a Missouri insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  American National Insurance Service Company

Entity Form: a Missouri corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  American National Investment Accounts, Inc.

Entity Form:  a Maryland corporation - registered investment company
-----------

Ownership or Other Basis of Control:  Investment Advisory Agreement with
        Securities  Management and Research,  Inc.
-----------------------------------
Also, American National Insurance Company and Securities Management and
        Research, Inc. own  stock of the Company.


Entity:  American National Life Holdings, Inc.

Entity Form:  a Nevada Corporation

Ownership or Other Basis of Control:  American  National  Insurance  Company
         owns all  outstanding  common  stock;
-----------------------------------
Comprehensive Investment Services, Inc. owns all outstanding preferred stock.


Entity:  American National Life Insurance Company of Texas

Entity Form: a Texas insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American
         National Life Holdings, Inc.
-----------------------------------


Entity:  American National Lloyds Insurance Company

Entity Form:  a Texas corporation

Ownership or Other Basis for Control: Managed by ANPAC Lloyds Insurance
        Management, Inc.
------------------------------------


Entity:  American National Promotora de Ventas, S.A. de C.V.
------

Entity Form: a Mexico marketing company

Ownership or Other Basis of Control: ANMEX International,  Inc. owns 99.9%, and ANMEX International  Services, Inc.
-----------------------------------
owns 0.10%.


Entity:  American National Property and Casualty Company

Entity Form: a Missouri insurance company

Ownership or Other Basis of Control:  Wholly owned  subsidiary of American
         National  Property and Casualty Holding
-----------------------------------
Company, LLC.


Entity:  American National Property and Casualty Holding Company, LLC
------

Entity Form: a Nevada Limited Liability Company

Ownership  or Other Basis of Control:  American  National  Insurance  Company
        owns a 94%  interest;  Comprehensive
------------------------------------
Investment Services, Inc. owns a 6% interest.


Entity:  American National Reinsurance Company

Entity Form: a Nevis corporation

Ownership or Other Basis of Control: 60% owned by American National
        Insurance Company.
-----------------------------------


Entity:  AN/WRI Partnership, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: Eagle AN, L. P. owns an 80% limited partnership interest.
-----------------------------------


Entity:  ANDV 97, Inc.

Entity Form: a Texas company

Ownership or Other Basis of Control: Wholly owned subsidiary of ANTAC, Inc.
-----------------------------------


Entity:  ANIND TX, Inc.

Entity Form: a Texas corporation

Ownership or Other Basis of Control: ANDV 97, Inc. owns 100%.
-----------------------------------


Entity:  ANMEX International, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of
        American National Insurance Company.
-----------------------------------


Entity:  ANMEX International Services, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  ANPAC General Agency of Texas

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  ANPAC Lloyds Insurance Management, Inc.

Entity Form:  a Texas corporation

Ownership or Other Basis for Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
------------------------------------


Entity:  ANPAC Louisiana Insurance Company

Entity Form: a Louisiana corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of
        American National Property and Casualty Company.
-----------------------------------



Entity:  ANREM Corporation

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of Securities
        Management and Research, Inc.
-----------------------------------


Entity:  ANTAC, Inc.

Entity Form: a Texas corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  Beechwood Business Park Joint Venture.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  Comprehensive Investment Services, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  Eagle 99, Inc.

Entity Form: a Nevada corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of ANTAC, Inc.
-----------------------------------


Entity:  Eagle AN, L. P.
------

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control:  Eagle 99, Inc. owns a 99% limited partnership  interest,  and ANIND TX, Inc.
-----------------------------------
owns a 1% general partnership interest.


Entity:  Eagle Ind., L. P.
------

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control:  American National Insurance Company owns a 99% limited partnership  interest,
-----------------------------------
and ANIND TX, Inc. owns a 1% general partnership interest.


Entity:  Eagle/WHTV, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  Farm Family Casualty Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Farm Family Financial Services, Inc.

Entity Form: a New York corporation

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Farm Family Holdings, Inc.

Entity Form: a Delaware corporation

Ownership  or Other  Basis of  Control:  0.7% owned by  Comprehensive
        Investment  Services,  Inc.;  94.3% owned by
--------------------------------------
American National Holdings, LLC; 5% owned by TMNY Investments, LLC.


Entity:  Farm Family Life Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Holdings, Inc.
-----------------------------------


Entity:  Garden State Life Insurance Company

Entity Form: a Texas insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Life Holdings, Inc.
-----------------------------------


Entity:  Harbour Title Company

Entity Form: a Texas corporation

Ownership or Other Basis of Control: South Shore Harbour Development, Ltd.
        owns 50% of the outstanding stock.
-----------------------------------


Entity:  Hicks, Muse, Tate & Furst Equity Fund III, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  I-10 Westview Partnership

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% interest.
-----------------------------------


Entity:  IAH 97 Joint Venture

Entity Form: a Texas general partnership

Ownership or Other Basis of Control: ANDV 97, Inc. has a 50% interest.
-----------------------------------


Entity:  Kearns Building Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National owns a 85% interest.
-----------------------------------


Entity:  Lincolnshire Equity Fund, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Lincolnshire Equity Fund II, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Loudin Medical L.L.C. #1

Entity Form: a Maryland limited liability company
-----------

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% interest.
-----------------------------------


Entity:  Pacific Property and Casualty Company

Entity Form: a California corporation

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Property and Casualty Company.
-----------------------------------


Entity:  Panther Creek Limited Partnership

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a
         99% limited partnership interest.
-----------------------------------


Entity:  PCO Corporate Drive Limited Partnership

Entity Form: a North Carolina limited partnership

Ownership or Other Basis of Control: Eagle AN, L.P. owns a 1% interest.
-----------------------------------


Entity:  Preston 121 Partners, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: ANIND TX, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  R.A.A.B. of W. Va., Inc.
------

Entity Form: a West Virginia corporation

Ownership or Other Basis of Control: 100% owned by Rural Agency and Brokerage,
        Inc.
-----------------------------------


Entity:  Rural Agency and Brokerage, Inc.

Entity Form: a New York corporation

Ownership or Other Basis of Control: 100% owned by Farm Family Casualty
        Insurance Company.
-----------------------------------


Entity:  Rural Insurance Agency and Brokerage of Massachusetts, Inc.
------

Entity Form: a Massachusetts corporation

Ownership or Other Basis of Control: 100% owned by Rural Agency and Brokerage,
        Inc.
-----------------------------------


Entity:  Rural Agency and Brokerage of New Hampshire, Inc.
------

Entity Form: a New Hampshire corporation

Ownership or Other Basis of Control: 25% owned by Rural Agency and Brokerage,
        Inc.
-----------------------------------


Entity:  Rutledge Partners, L.P.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a 32% interest.
-----------------------------------


Entity: Securities Management and Research, Inc.

Entity Form:  a Florida corporation - a registered broker-dealer and investment adviser
-----------

Ownership or Other Basis of Control: Wholly-owned subsidiary of American
        National Insurance Company.
-----------------------------------


Entity:  Servicios de Administracion American National, S.A. de C.V.
------

Entity Form: a Mexico administrative services company
-----------

Ownership or Other Basis of Control:  ANMEX  International  Services,  Inc.
         owns 99.9%, ANMEX  International,  Inc.
-----------------------------------
owns 0.10%.


Entity:  SM&R Investments, Inc.

Entity Form: a Maryland corporation

Ownership or Other Basis of Control: Investment Advisory Agreement with
        Securities Management and Research, Inc.
-----------------------------------


Entity:  South Shore Harbour Development, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control:  ANTAC, Inc. owns a 95% limited partnership  interest.  ANREM Corp. owns a 5%
-----------------------------------
general partnership interest.


Entity:  Standard Life and Accident Insurance Company

Entity Form: an Oklahoma insurance company

Ownership or Other Basis of Control: Wholly owned subsidiary of American
        National Life Holdings, Inc.
-----------------------------------


Entity:  Starvest Partners, L.P.

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  TCV IV, L.P.
------

Entity Form: a Delaware limited partnership

Ownership or Other Basis of Control: American National Insurance Company owns a limited partnership interest.
-----------------------------------


Entity:  Third and Catalina, Ltd.

Entity Form: a Texas limited partnership

Ownership or Other Basis of Control: American National Insurance Company
        owns a 49% limited partnership interest.
-----------------------------------


Entity:  Thomas Weisel Capital Partners, L.P.

Entity Form: a limited partnership

Ownership or Other Basis of Control: American National Insurance Company
        owns a limited partnership interest.
-----------------------------------


Entity:  Timbermill, Ltd.

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: American National Insurance Company
        owns a 99% limited partnership interest.
-----------------------------------


Entity:  TMNY Investments, LLC

Entity Form: a Texas limited liability company
-----------

Ownership or Other Basis of Control: American National Insurance Company owns approximately 17%; American National Property and Casualty Company owns approximately17%; approximately 66% owned by employees.



Entity:  Town and Country Joint Venture

Entity Form: a Texas joint venture

Ownership or Other Basis of Control: ANDV 97, Inc. owns a 50% limited partnership interest.
-----------------------------------


Entity:  United Farm Family Insurance Company

Entity Form: a New York insurance company

Ownership or Other Basis of Control: 100% owned by Farm Family Life
        Insurance Company.
-----------------------------------


ITEM 30.          INDEMNIFICATION

         The following provision is in the Distribution and Administrative Services Agreement:

              "American National agrees to indemnify SM&R for any liability that SM&R may incur to a Contractowner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in connection with, rendering services under this Agreement, or
              (ii) arising out of the purchase, retention or surrender of a Contract; provided, however, that American National will not indemnify SM&R for any such liability that results from the willful misfeasance, bad faith or gross negligence of SM&R, or from the reckless disregard, by SM&R, of its duties and obligations arising under this Agreement."

         The officers and directors of American National are indemnified by American National in the American National By-Laws for liability incurred by reason of the officer and directors serving in such capacity. This indemnification would cover liability arising out of the variable annuity sales of American National

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

         (a) Securities Management and Research, Inc. serves as investment adviser to (i) SM&R Investments, Inc. consisting of SM&R Alger Technology Fund, SM&R Alger Aggressive Growth Fund, SM&R Alger Small-Cap Fund, SM&R Alger Growth Fund, SM&R Growth Fund, SM&R Equity Income Fund, SM&R Balanced Fund, SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Money Market Fund, and SM&R Primary Fund; and (ii) American National Investment Accounts, Inc. Securities Management and Research, Inc. also serves as principal underwriter to the American National Variable Annuity Separate Account.

         (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.


                Name                          Position                        Principal Business Address
------------------------------------- -------------------------- -----------------------------------------------------
------------------------------------- -------------------------- -----------------------------------------------------
David A. Behrens                      Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Gordon D. Dixon                       Director, Senior Vice      Securities Management and Research, Inc.
                                      President, Chief           2450 South Shore Boulevard
                                      Investment Officer         League City, Texas  77573
G.                                                               Richard
                                                                 Ferdinandtsen
                                                                 Director
                                                                 American
                                                                 National
                                                                 Insurance
                                                                 Company One
                                                                 Moody Plaza
                                                                 Galveston,
                                                                 Texas 77550
R.                                                               Eugene Lucas
                                                                 Director
                                                                 Gal-Tex Hotel
                                                                 Corporation
                                                                 2302 Postoffice Street, Suite 504
                                                                 Galveston, Texas  77550
Michael W. McCroskey                  Director, President,       Securities Management and Research, Inc.
                                      Chief Executive Officer    2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald J. Welch                       Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Teresa E. Axelson                     Vice President,            Securities Management and Research, Inc.
                                      Secretary, Chief           2450 South Shore Boulevard
                                      Compliance Officer         League City, Texas  77573
Brenda T. Koelemay                    Vice President,            Securities Management and Research, Inc.
                                      Treasurer, Chief           2450 South Shore Boulevard
                                      Administrative &           League City, Texas  77573
                                      Financial Officer
T.                                    Brett Harrington Vice President, Fund
                                      Securities Management and Research, Inc.
                                      Marketing 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald C. Price                       Vice President             Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Emerson V. Unger                      Vice President, Marketing  Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Vicki R. Douglas                      Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Steven Douglas Geib                   Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Sally F. Praker                       Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Michele S. Lord                       Assistant Secretary        Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573

         (c) Not Applicable

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

         All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained at the offices of American National Insurance Company, One Moody Plaza, Galveston, Texas 77550.

ITEM 33. MANAGEMENT SERVICES - Not Applicable

ITEM 34. FEE REPRESENTATION

         American National Insurance Company hereby represents that the fees and charges deducted under the contracts described in this pre-effective amendment are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by American National Insurance Company.

         Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the
City of Galveston and the State of Texas on the 24th day of February, 2003.

                                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                                   (Registrant

                                    By:      American National Insurance Company

                                    By:/s/ Robert L. Moody
                                       _________________________________
                                       Robert L. Moody,
                                       Chairman of the Board, President
                                       and Chief Executive Officer

                                  AMERICAN NATIONAL INSURANCE
                                     COMPANY
                                   (Depositor)

                                  By:   /s/Robert L. Moody
                                        _______________________________________
                                  Robert L. Moody, Chairman of the Board,
                                  President and Chief Executive Officer

attest:
/s/ J. Mark Flippin
--------------------------------
J. Mark Flippin, Secretary

         As required by the Securities Act of 1933, this amended registration statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                                            Title                  Date


 /s/Michael W. McCroskey            Executive Vice President
----------------------
Michael W. McCroskey                Investments (Principal Financial
                                            Officer)



  /s/Stephen E. Pavlicek              Senior Vice President and
---------------------------
Stephen E. Pavlicek                  Controller

                                               (Principal Accounting Officer)

                                   Title                                   Date


/s/Robert L. Moody              Chairman of the Board,
------------------------            Director,
Robert L. Moody                  President and Chief
                                Executive Officer

/s/G. Richard Ferdinandsten
---------------------------
G. Richard Ferdinandtsen          Director


/s/ Irwin M. Herz
-----------------
Irwin M. Herz, Jr.                Director


/s/R. Eugene Lucas
-------------------
R. Eugene Lucas                   Director


------------------------

E. Douglas McLeod                 Director


________________________          Director
Frances Anne Moody


________________________          Director
Russell S. Moody

/s/ W.L. Moody, IV                Director
----------------------
W. L. Moody, IV


________________________          Director
James D. Yarbrough

                                                                  Exhibit (d)(2)

                       AMERICAN NATIONAL INSURANCE COMPANY
                        ONE MOODY PLAZA GALVESTON, TEXAS

                        AUTOMATIC INCREASE BENEFIT RIDER

DATE OF ISSUE. The Date of Issue of this rider will be the Date of Issue of the Policy. Any benefit provided by this rider will be effective this rider's Date of Issue.

BENEFIT. If all the terms of this rider and the Policy are met, We will increase the Specified Amount on the life of the Insured by the option amount on each option date without proof that the Insured is then insurable.


OPTION DATES. The option dates are the Policy's second, fourth, sixth, eighth and tenth anniversary dates.

OPTION AMOUNT. The amount of each increase is twenty percent of the Policy's initial Specified Amount shown on the Data Page.

TERMINATION. This rider will terminate immediately without notice on the first to occur of:

1. The date the grace period for the Policy expires;

2. The date the Policy matures, expires, or is surrendered;

3. This rider's expiry date, as shown on the Data Page;

4. The date an increased is declined; or

5. The date the Specified Amount is decreased.

With Your Written Request, We will terminate this rider. You must return the Policy to Us for endorsement. This rider will terminate on the Monthly Deduction Date that coincides with or next follows the receipt, at Our Home Office, of the request to terminate this rider. After the date this rider terminates, the Cost of Insurance for this rider's benefit will no longer be included in the Monthly Deduction.

COST OF INSURANCE. The Cost of Insurance for the Automatic Increase Benefit is determined on a monthly basis. The monthly cost is calculated as (a) multiplied by the result of (b) divided by (c) where:

(a) is the Cost of Insurance for the Automatic Increase Benefit rate shown on the Data Page;

(b) is the Policy's initial Specified Amount shown on the Data Page; and

(c) is 1000.

The Cost of Insurance for the Automatic Increase Benefit Rider is based on the Attained Age and risk class of the Insured. "Attained Age" means the Insured's age last birthday on the previous anniversary date. The cost of this benefit will be included in the Monthly Deduction on each Monthly Deduction Date on which this rider is in force.

This rider is a part of the Policy to which it is attached. The Policy provisions that apply will be construed to be a part of this rider. Signed for Us at Galveston, Texas, on the Date of Issue.





                                SECRETARY                             PRESIDENT

                                                                  Exhibit (d)(3)

                       AMERICAN NATIONAL INSURANCE COMPANY
                        ONE MOODY PLAZA GALVESTON, TEXAS

                                LEVEL TERM RIDER

DATE OF ISSUE. The Date of Issue of this rider will be the Date of Issue of the policy it is attached to, unless otherwise endorsed.

BENEFIT. We will pay the beneficiary, as specified below, the rider death benefit for a Covered Person, if all the terms of this rider and the policy are met. We must first receive due proof, at Our Home Office, that the death of the Covered Person occurred: (1) before the rider expiry date; and (2) while this rider is in full force and effect. The rider expiry date for each Covered Person is shown on the Data Page.

COVERED PERSON DEFINED. The Covered Persons are named on the Data Page. Covered Persons may be deleted from, or, with evidence of insurability, added to this benefit. When this occurs, we will send You a revised Data Page.

RIDER DEATH BENEFIT. Each rider death benefit specified in the application for a Covered Person is shown separately in the Data Pages.

Subject to Our approval, You may change the rider death benefit for any Covered Person, if you request such change in writing during the lifetime of the Covered Person. You must provide evidence of insurability satisfactory to Us before any request for an increase in rider death benefit becomes effective.

Any elective decrease in the rider death benefit will become effective on the Monthly Deduction Date that falls on or next follows the date the request is received. Any increase will become effective on the Monthly Deduction Date that coincides with or next follows Our approval of the increase.

CONVERTIBILITY. The death benefit on a Covered Person may be converted without evidence of insurability to a policy similar to the policy to which this rider is attached. The policy must be one We then offer. You must apply in writing in a form acceptable to Us and submit the policy to Us for endorsement. Conversion must take place:

(1) while the term insurance provided by this rider is in full force and effect; and

(2) before the conversion period expiry date shown on the Data Page.

The new policy amount is subject to Our minimum for the type of policy chosen. All of the following must be furnished to Us at the same time:

(1) the Application for conversion;

(2) the policy to which this rider is attached; and

(3) the full first premium for the new policy.

The new policy will be:

(1)   effective on the date of conversion at the Covered Person's attained age;

(1)   issued at premium rates used by Us on the conversion date;

(2)   based on the Covered Person's risk class on the conversion date; and

(3) issued for any amount less than or equal to the amount of the death benefit, in force on this rider on the date of conversion for the Covered Person.

The effective date of the conversion and the Date of Issue of the new policy are the same.

INCONTESTABILITY. This rider shall be incontestable after it has been in force during the lifetime of the Covered Person for 2 years from its effective date, except for nonpayment of premium.

Any increase in the Covered Person's death benefit after the effective date of this rider, or any reinstatement shall be incontestable after the increase or reinstatement is in force during the lifetime of the Covered Person for 2 years after the effective date of the increase or reinstatement, except for nonpayment of premium.

REINSTATEMENT. To reinstate this rider, facts must be given to Us to satisfy Us that the Covered Person is then insurable. The provisions for reinstatement in the policy must also be met.

BENEFICIARY DESIGNATION. Any amount payable under this rider upon the death of the Covered Person will be paid to the rider's beneficiary, if living. You may name a beneficiary in the manner described in the policy's change of beneficiary provision. If no rider beneficiary is named, the rider's beneficiary will be the policy's beneficiary, if the Covered Person is the policy's Insured. If no rider beneficiary is named, the rider's beneficiary will be the policy's Insured, if the Covered Person is other than the policy's insured. If there is no surviving beneficiary, the amount payable will be paid to the Covered Person's estate.

TERMINATION. This rider's benefits will not be payable if death occurs after this rider terminates. The rider will terminate for a Covered Person immediately upon the earliest of the following:

(1) the date the grace period for the policy expires;

(2) the date the policy matures, expires, or is surrendered; or

(3) this rider's expiry date for that Covered Person, as shown on the Data Page.

At Your written request, We will terminate this rider. You must return the policy to Us for endorsement. This rider will terminate on the Monthly Deduction Date that coincides with or next follows the receipt, at Our Home Office, of the request to terminate this rider. After the date this rider terminates, the Cost of Insurance for this rider's benefit will no longer be included in the Monthly Deduction.

COST OF INSURANCE. The Cost of Insurance for the Level Term rider is the sum of the Cost of Insurance for each Covered Person. It is determined on a monthly basis. The monthly cost for each Covered Person is calculated as (a) multiplied by (b) divided by (c) where:

(a) is that Covered Person's Cost of Insurance Rate;

(b) is the death benefit for that Covered Person on the Monthly Deduction Date; and

(c) is 1000.

The monthly Cost of Insurance Rate for the Covered Person is based on the sex, age, and risk class of the Covered Person, when the death benefit took effect and how many years the death benefit has been in effect. Monthly Cost of Insurance rates will be determined by Us from time to time. However, the Cost of Insurance Rates will not be greater than those shown in the Table of Guaranteed Maximum Cost of Insurance Rates for the Covered Person. The Table of Guaranteed Maximum Cost of Insurance Rates for this rider will be:

(1) shown on the Data Page if this rider is included in the policy on the Date of Issue of the policy; and

(2) shown on the policy endorsement if this rider is added to the policy after the Date of Issue of the policy.

SURRENDER VALUES.  This rider has no Surrender  Value.

This rider is a part of the policy to which it is attached. The policy provisions that apply will be construed to be a part of this rider.

Signed for Us at Galveston, Texas, on the Date of Issue.





                                    SECRETARY                          PRESIDENT

                                                                  Exhibit (d)(4)

                       American National Insurance Company
                                 one moody plaza
                           galveston, texas 77550-7999

                       DISABILITY WAIVER OF PREMIUM RIDER


DATE OF ISSUE. The Date of Issue of this rider will be the Date of Issue of the Policy. Any benefit provided by this rider will be effective this rider's Date of Issue.

INSURED. The Insured for this rider is the Policy's Insured.

BENEFIT. We will pay the Disability Waiver Benefit due on each Monthly Deduction Date after total disability of the Insured begins and while it continues during the disability waiver period. We must have received proof to satisfy Us that:

(1) the Insured is totally disabled; and
(2)      the total disability has existed for at least 6 consecutive months.

The Disability Waiver Benefit and waiver period are shown on the Data Page.

TOTAL DISABILITY. "Total disability" means complete mental or physical incapacity of the Insured caused by bodily injury, disease or condition. It must prevent the Insured from engaging in any gainful employment or occupation for which the Insured is or becomes qualified by reason of education, training, or experience. The permanent:

(1) loss of the entire sight of both eyes; (2) severance of both hands at or above the wrist; (3) severance of both feet at or above the ankle; or (4) severance of both one hand at or above the wrist and one foot at or above the ankle

is considered total disability.

WRITTEN NOTICE OF CLAIMS.    Our Home Office must receive Your written claim
        for Disability Waiver of Premium:

(1)           while the Insured lives; (2) during the disability waiver period;
(3)           while the Insured's total disability continues; and
(1) not later than 1 year after the expiry of the grace period, unless You can show that a later claim was made as soon as was reasonably possible.

We will not waive a past premium due more than 1 year before We receive the written claim. If total disability begins during the grace period, a premium sufficient to cover the Monthly Deduction for the grace period must be paid to Us before any premiums will be waived.

PROOF OF TOTAL DISABILITY AND CONTINUANCE. After receipt of a claim, We can demand proof that the total disability exists and continues, but We cannot do so more often than once a year after 1 year of continuous disability. We may require that a doctor selected by Us make a physical examination of the Insured. We will not waive any premium if the Insured:

       (1) fails to furnish proof of total disability within a reasonable time; or (2) refuses to be examined.

LIMITATIONS OF COVERAGE.   Disability  Waiver of Premium will not be granted
        if total disability begins:

(1) while the Policy is not in force; (2) after the Policy lapses; (3) after the disability waiver period has expired.


RISKS NOT ASSUMED. Disability Waiver of Premium will not be granted if total disability existed on or before the Date of Issue of this rider; or if it is a direct or indirect result of:

(1) attempted intentional self-destruction or self-mutilation, whether the Insured was sane or insane; (2) any act attributed to riot or war, declared or undeclared, whether or not the Insured is in military service;
(3) the voluntary or involuntary administration, taking, or injection of a drug, sedative, or narcotic unless administered by and taken when and as prescribed by a physician; or
(4) injury, disease, or infection that existed or occurred before the Date of Issue unless disclosed in the Application for this rider or disclosed in the application for an increase in Specified Amount while this rider is in effect.

TERMINATION.  This rider will terminate on the first to occur of:

(1) the date the grace period for the Policy expires; (2) the date the Policy matures, expires, or is surrendered; or (3) at the end of the disability waiver period.

At Your Written Request, We will terminate this rider. You must return the Policy to Us for endorsement. This rider will terminate on the Monthly Deduction Date that coincides with or next follows the receipt, at Our Home Office, of the request to terminate this rider. After the date this rider terminates, the Cost of Insurance for this rider's benefit will no longer be included in the Monthly Deduction.

COST OF BENEFIT. The Cost of Insurance for the Disability Waiver of Premium Benefit is determined on a monthly basis. The Cost of Insurance for a Policy month is calculated as (a) multiplied by (b) where:

(a) is the Monthly Cost of Insurance Rate for the Waiver of Premium Benefit shown on the Data Page; and (b) is the Disability Waiver of Premium Benefit divided by 100.

The Cost of Insurance Rate for this benefit is based on the age, sex and rate class of the Insured. The cost of this benefit will be included in the Monthly Deduction on each Monthly Deduction Date on which this rider is in force.

This rider is a part of the Policy to which it is attached (the "Policy"). All terms and provisions of the Policy that apply will be construed to be part of this rider.

Signed for Us at Galveston, Texas.





                               Secretary President

                                   Law Offices
                           Greer, Herz & Adams, L.L.P.

                   a registered limited liability partnership
                       including professional corporations

                                 One Moody Plaza
                             Galveston, Texas 77550

                            Galveston (409) 765-5525
                             Houston (713) 480-5278
                            Telecopier (409) 766-6424


                                February 21, 2003

Via Electronic Transmission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

         Re: American National Variable Life Separate Account Registration Statement on Form N-6; Registration Number
                        333-53122

To Whom It May Concern:

         Transmitted herewith for filing, pursuant to Rule 485(a), is an electronic format copy of a post-effective amendment to registration statement on Form N-6 (the "Registration Statement"). The sole reason for filing the Registration Statement under Rule 485(a) is the conversion of the registration statement to comply with the requirements of the new Form N-6.

         Upon request, I will gladly provide a courtesy copy of this filing to the person responsible for review of this filing. If there are any other questions about this filing, please do not hesitate to contact me at (409) 797-3248.

                                   Sincerely,

                                                     /s/ Gregory S. Garrison

                                                     Gregory S. Garrison

c:       Rex D. Hemme
         American National Insurance Company